As filed with the Securities and Exchange Commission on September
___, 1999
                                               Reg. No. 333-


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM S-3
                     REGISTRATION STATEMENT
                              UNDER
                   THE SECURITIES ACT OF 1933


                    Main Street Bancorp, Inc.
     (Exact name of registrant as specified in its charter)

                          Pennsylvania
 (State or other jurisdiction of incorporation or organization)

                           23-2960905
              (I.R.S. Employer Identification No.)

           601 Penn Street Reading, Pennsylvania 19601
                          (610)685-1400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   MBNK Capital Trust I
           (Exact name of the registrant as specified in its Trust Agreement)

                            Delaware
          (State or other jurisdiction of incorporation
                 or organization of registrant)

                           Applied for
              (I.R.S. Employer Identification No.)

       _________________________________________, Delaware
                         [Phone Number]
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Robert D. McHugh, Jr.
      Executive Vice President and Chief Financial Officer

                    Main Street Bancorp, Inc.
                         601 Penn Street
                  Reading, Pennsylvania  19601
    (Name, address, including zip code, and telephone number, including area code, of agent for service of each registrant)

                         With copies to:

                       Jeffrey P. Waldron
                          Stevens & Lee
            One Glenhardie Corporate Center Suite 202
          1275 Drummers Lane, Wayne, Pennsylvania 19087
                         (610) 293-4961

                       Jonathan H. Talcott
                        Alston & Bird LLP
    601 Pennsylvania Avenue, N.W., North Building 11th Floor
                     Washington, D.C.  20004
                         (202) 756-3304

                    -------------------------

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after the Registration Statement
                        becomes effective

                   --------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE

                                                             Proposed            Proposed
        Title of each class of              Amount to be  maximum offering   maximum aggregate    Amount of
      securities to be registered            registered   price per unit(1)   offering price(1)  registration fee
Junior Subordinated Deferrable Interest       4,000,000        $10.00             $40,000,000      $11,120.00
  Debentures of Main Street
  Bancorp, Inc.(2)
Preferred Securities of MBNK
  Capital Trust I                             4,000,000        $10.00             $40,000,000          NA
  Main Street Bancorp, Inc.
  Guarantee with respect to
  Preferred Securities(3)(4)                     NA              NA                  NA              NA
Total                                           _____            100%            $ _____(5)        $_______

(1) Estimated solely for the purpose of computing the registration fee.

(2) The Junior Subordinated Deferrable Interest Debentures will be purchased by MBNK Capital Trust I with the proceeds of the sale of the Preferred Securities.

(3)  No separate consideration will be received for the Main
     Street Guarantee.

(4) This Registration Statement is deemed to cover the Junior Subordinated Deferrable Interest Debentures of Main Street Bancorp, Inc., the rights of holders of Junior Subordinated Deferrable Interest Debentures of Main Street Bancorp, Inc., under the indenture, the rights of holders of Preferred Securities of MBNK Capital Trust I under the Trust Agreement, the rights of holders of the Preferred Securities under the Guarantee, which, taken together, fully, irrevocably and unconditionally guarantee all of the respective obligations of MBNK Capital Trust I under the Preferred Securities.

(5) Such amount represents the principal amount of Junior Subordinated Deferrable Interest Debentures issued at their principal amount and the issue price rather than the principal amount of Junior Subordinated Deferrable Interest Debentures issued at an original issue discount. Such amount also represents the initial public offering price of the MBNK Capital Trust I Preferred Securities.

               ___________________________________

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      Subject to Completion
                    Dated ____________, 1999

                      MBNK CAPITAL TRUST I

                           $40,000,000

                  ______% PREFERRED SECURITIES
       (LIQUIDATION AMOUNT $10.00 PER PREFERRED SECURITY)
            fully and unconditionally guaranteed, as
                described in this prospectus, by
                    MAIN STREET BANCORP, INC.


          The preferred securities represent undivided beneficial interests in the assets of MBNK Capital Trust I. The Trust will invest the proceeds of this offering of preferred securities in the _____% junior subordinated debentures of Main Street Bancorp, Inc.

          For each of the preferred securities that you own, you are entitled to receive cumulative cash distributions at an annual rate of _____% on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 1999 from payments on the debentures. We may defer payment of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and the senior and subordinated indebtedness of our subsidiaries. The junior subordinated debentures mature, and the preferred securities must be redeemed, on September 30, 2029. The Trust may redeem the preferred securities, at a redemption price of $10.00 per preferred security plus accumulated and unpaid distributions, at any time on or after September 30, 2004, or earlier under certain circumstances.

          The preferred securities have been approved for listing, subject to official notice of issuance, on the American
Stock Exchange, Inc. under the trading symbol "_______."

                  --------------------------------

          WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE __, WHERE WE DESCRIBE SPECIFIC RISKS RELATED TO AN INVESTMENT IN THE PREFERRED SECURITIES AND RISKS RELATING TO MAIN STREET BANCORP, INC., ALONG WITH THE REMAINDER OF THIS PROSPECTUS, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                     --------------------------

          These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Federal
Deposit Insurance Corporation or any other governmental agency.
<PAGE 1>

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                    Price to    Underwriting       Proceeds to
                   Public(1)   Commission(2)   Issuer Trust(3)(4)
Per Capital
  Security                          (4)
Total                               (4)

     (1) Plus accumulated distributions (as described in this prospectus) if any.

     (2) We and the Trust have each agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting" on page __.

     (3) Before deducting estimated expenses, payable by us of $250,000.

     (4) Since the proceeds of the sale of the preferred securities will be invested in the junior subordinated debentures we will issue, we have agreed to pay to the underwriters, as compensation for their arranging the investment of such proceeds, $_____ per preferred security or $_____ in the aggregate. See "Underwriting" on page __.

The preferred securities are offered by the underwriters as specified in this prospectus, subject to (1) the underwriters receipt and acceptance, (2) the Trust's prior sale of the preferred securities to the underwriters, and (3) the underwriters' right to reject any order for the preferred securities in whole or in part and to withdraw, cancel or modify the order without notice. We expect that delivery of the preferred securities will be made on or about _____________, 1999, against payment for the preferred securities in immediately available funds.

Wheat First Securities                Janney Montgomery Scott LLC

         The date of this prospectus is __________, 1999
  <PAGE 2>
                    MAIN STREET BANCORP, INC.

                       BANKING FACILITIES

          [Map of the locations of the banking facilities of Main
Street Bank superimposed over a diagram of the Commonwealth of Pennsylvania indicating the locations of the banking facilities.]

     CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements.
We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things the factors discussed in "Risk Factors on page __."

          We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in any forward-looking statements in this prospectus might not occur.

                      ------------------------

          You should rely on the information contained or incorporated by reference in this prospectus only. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and our underwriters are not, making an offer to sell the preferred securities in any jurisdiction where the offer or sale is not permitted.

          You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

          Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the preferred securities being offered, including over-allotting the preferred securities and bidding for and purchasing preferred securities at a price above that which otherwise might prevail in the open market. For a description of these activities, see "Underwriting." Such transactions, if commenced, may be discontinued at any time. In connection with this offering certain underwriters may engage in passive market making transactions in the preferred securities on the American Stock Exchange or otherwise in accordance with Rule 103 of Regulation M. See "Underwriting" on page __.
  <PAGE 3>
                       PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. To understand the offering fully, you should read the entire prospectus, including the financial statements and related notes, before making a decision to invest in the preferred securities. The terms "Main Street," "company," "we," "our," "us" and "corporation" as used in this prospectus refer to Main Street Bancorp, Inc. and its subsidiaries as a consolidated entity, except where it is made clear that it means only our bank subsidiary, Main Street Bank. Also, sometimes we refer to Main Street Bank as the "bank."

                    MAIN STREET BANCORP, INC.

          We are a bank holding company headquartered in Reading, Pennsylvania. We were formed on May 1, 1998, through the consolidation of BCB Financial Services Corporation and Heritage Bancorp, Inc. BCB Financial Services Corporation was the holding company for Berks County Bank, which was formed in 1987 and was headquartered in Reading, Pennsylvania. Heritage Bancorp, Inc. was the holding company for Heritage National Bank, which was formed in 1828 and was headquartered in Pottsville, Pennsylvania. Effective on January 1, 1999, Berks County Bank and Heritage National Bank merged and changed the name of the resulting entity to Main Street Bank. Our bank operates under the names Berks County Bank, Heritage Bank and Main Street Bank.

          At January 1, 1999, Main Street Bank operated twenty-two full service branches in Berks, Dauphin, Montgomery and Schuylkill Counties in Pennsylvania as well as 8 loan production offices in Berks, Bucks, Chester, Lancaster, Lehigh, Montgomery, and Schuylkill Counties. In December 1998, we announced plans to open 23 new branch offices during 1999, more than doubling the number of full-service community banking offices from 22 to 45. As of August 31, we have opened 17 of the new branches. We anticipate opening the six remaining new branches by the end of 1999. The majority of these new branches are located in Chester, Lehigh and Montgomery counties, according to the United States Census Bureau, these are three of the fastest growing counties in Pennsylvania, and according to SNL Securities LC these counties have some of the highest average household incomes in the state.

          To finance our branch expansion program, we have borrowed funds from the Federal Home Loan Bank and other sources. We have invested these funds in corporate and government securities, which yield a higher return than the cost of the borrowed funds. As our new branches mature, we plan to repay the borrowed funds and replace the securities with the new deposits and loans that these new branches attract. By using this leverage as part of our expansion strategy, we hope to provide
<PAGE 4> ourselves with greater flexibility and mitigate the costs related to the strategy.

          Through our subsidiary, Main Street Bank, we offer a range of commercial and retail banking services to our customers, including personal and business checking and savings accounts, certificates of deposit, residential mortgage, consumer and commercial loans, and private banking services. We also perform personal, corporate, pension, and other fiduciary services. In addition, we provide safe deposit boxes, traveler's checks, credit cards, wire transfer of funds, ACH (Automated Clearing House) origination and other typical banking services. We are a member of the MAC/Plus network.

          To expand our product offerings, in 1999 we began to offer title insurance. We intend to offer discount brokerage services, on-line home banking, 401(k) and employee benefit plans, alternate investments services and general insurance products in the next six to twelve months.

          We are committed to building a strong, customer-friendly community bank. As a community bank, we believe we respond quickly to our customers through local decision-making and to tailor products and services to meet their needs. We believe this customer-friendly approach provides us with a competitive advantage over many of the larger financial institutions in our market area. In addition, we believe that we have benefitted from recent acquisitions of locally headquartered financial institutions by larger regional or national out-of-town financial institutions.

          Our management team possesses extensive banking experience and has worked together for many years. Our Chief
Executive Officer and Chief Financial Officer have been with Main
Street Bank and its predecessor since 1987.

          As of June 30, 1999, we had, on a consolidated basis, total assets of $1.3 billion, deposits of $905.9 million, loans of $580.0 million, and stockholders' equity of $87.5 million.

          Our principal executive offices are located at 601 Penn
Street, Reading, Pennsylvania 19601, and our telephone number at that address is (610) 685-1400.

                      MBNK CAPITAL TRUST I

          MBNK Capital Trust I is a Delaware statutory business trust that we created for the limited purposes of:

          * issuing the preferred securities and the common securities; and

          * investing the proceeds that the Trust receives from the issuance of the preferred securities and the common <PAGE 5> securities in an equivalent amount of junior subordinated debentures issued by us.

          Once the Trust issues all of the preferred securities in this offering, the purchasers of preferred securities offered by this prospectus will own all of the preferred securities of the Trust. We will purchase all of the common securities. The common securities will represent an aggregate liquidation amount equal to at least 3.00% of the total capital of the Trust.

          The junior subordinated debentures and payments received thereunder will be the only assets of the Trust, and payments under the junior subordinated debentures will be the only revenue of the Trust.

          The Trust will be governed by the trust agreement among us, as depositor, The Bank of New York (Delaware), as Delaware trustee, and the administrators, who are selected by us.

          The principal executive offices of the Trust are c/o
____________________________________________, Delaware and its
telephone number is (___) ___-____.
  <PAGE 6>
                          THE OFFERING

The Securities Being
  Offered _________ preferred securities having a liquidation amount of $10.00 per preferred security. The preferred securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist solely of the junior subordinated debentures and payments received thereunder.

The Offering Price       $10.00 per preferred security.

The Payment of
  Distributions          Subject to its right to defer payments
                         as described below, the Trust will pay
                         cash distributions to you on each
                         preferred security at an annual rate of
                         _____%.  The distributions will be
                         cumulative, will accumulate from
                         ____________, 1999, the issue date of
                         the preferred securities, and will be
                         payable quarterly in arrears on
                         March 31, June 30, September 30, and
                         December 31 of each year, commencing
                         December 31, 1999.

We Have the Option to
  Defer Interest
  Payments At any time we are not in default under the junior subordinated debentures, we may defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarters, but not beyond their stated maturity date. The Trust will defer quarterly distributions on the preferred securities during any time that we defer payments on the junior subordinated debentures. Deferred quarterly distributions will accumulate additional amounts and unpaid distributions will accumulate, at an annual rate of _____% compounded quarterly. During any period that we defer interest payments, we may not declare or pay any cash distributions on our capital stock or our debt securities that rank equal to or lower than the junior subordinated debentures. After the end of any period in which we defer interest payments, if we have paid all deferred and current interest under the
                         <PAGE 7> junior subordinated debentures,
                         we may defer interest payments again for up to another 20 consecutive quarters, but not beyond the junior subordinated debentures stated maturity date. We can defer interest payments for multiple extension periods of varying lengths throughout the term of the junior subordinated debentures. If we defer interest payments, you will be required to include the amount of the deferred distributions in your gross income for United States federal income tax purposes and pay taxes on the amount of the deferred distributions before you receive any cash distributions. In addition, if you dispose of your preferred securities before we pay you such cash distributions, you will not receive the cash related to such distributions from the Trust. See "Description of the Preferred Securities
                         - Distributions" on page __.

Maturity of the Junior
  Subordinated Deben-
  tures and Redemption
  of the Preferred
  Securities
  is Possible            We must repay the junior subordinated
                         debentures at their scheduled maturity
                         on September 30, 2029.  In addition
                         subject to any regulatory approvals that may then be required, we may redeem the junior subordinated debentures prior to their scheduled maturity (1) on or after September 30, 2004, in whole at any time or in part from time to time, or (2) at any time, in whole, but not in part, within 90 days after:

                              *    certain tax events occur or
                                   become likely to occur;

                              *    the Trust is deemed to be an
                                   investment company; or

                              *    there is an adverse change in
                                   the treatment of the preferred
                                   securities as Tier 1 capital
                                   for bank regulatory purposes.

                         Upon any repayment or redemption of the
                         junior subordinated debentures, the
                         <PAGE 8> trust will redeem the preferred
                         securities and will pay you the
                         liquidation amount of $10.00 per
                         preferred security plus any accumulated
                         and unpaid distributions.  See
                         "Description of Preferred Securities -
                         Redemption" on page __.

How the Securities
  Will Rank in Right
  of Payment             The preferred securities, the junior
                         subordinated debentures, and the
                         guarantee will rank as follows with
                         regard to right of payment:

                              *    Generally, the preferred
                                   securities will rank equally
                                   with the common securities and
                                   the Trust will pay
                                   distributions on the preferred
                                   securities and the common
                                   securities pro rata.  However,
                                   if we default with respect to
                                   the junior subordinated
                                   debentures, then no
                                   distributions on the common
                                   securities will be paid until
                                   all accumulated and unpaid
                                   distributions on the preferred
                                   securities have been paid by
                                   the Trust.  See "Description
                                   of Preferred Securities -
                                   Subordination of Common
                                   Securities" on page __.

                              *    Our obligations under the
                                   junior subordinated debentures
                                   are unsecured and generally
                                   will be subordinate and rank
                                   junior in priority of payment
                                   to our existing and future
                                   senior and other subordinated
                                   indebtedness.  See
                                   "Description of Junior
                                   Subordinated Debentures --
                                   Subordination" on page __.

                              *    Our obligations under the
                                   guarantee are unsecured and
                                   generally will be subordinate
                                   and rank junior in priority of
                                   payment to our senior
                                   indebtedness and other
                                   subordinated indebtedness.
                                   <PAGE 9> See "Description of
                                   Guarantee -- Status of the
                                   Guarantee" on page __.

                              *    Because we are a holding
                                   company, the junior
                                   subordinated debentures and
                                   the guarantee will effectively
                                   be subordinated to all
                                   existing and future
                                   liabilities of our
                                   subsidiaries including the
                                   bank's deposit liabilities.
                                   See "Description of Junior
                                   Subordinated Debentures --
                                   General" on page __ and
                                   "Description of Guarantee -
                                   Status of the Guarantee" on
                                   page __.

The Junior Subordinated
  Debentures May Be
  Distributed to You     Under certain circumstances and after we
                         obtain any necessary regulatory
                         approvals, we may dissolve the Trust.
                         If we dissolve the Trust, the Trust will distribute to you your pro rata share of the junior subordinated debentures in liquidation of the Trust. See
                         "Description of Preferred Securities --
                         Liquidation Distribution upon
                         Dissolution" on page __.

Our Guarantee of
  Payment We will fully and unconditionally guarantee that the Trust will pay you distributions quarterly, if not deferred, and the liquidation amount upon liquidation of the Trust, but only, in each case, to the extent funds are held by the Trust. We will guarantee the preferred securities through:

                              *    our obligations under a
                                   guarantee agreement executed
                                   for the benefit of the holders
                                   of the preferred securities;

                              *    our obligations to make
                                   payments under the junior
                                   subordinated debentures; and

                              *    our obligations under the
                                   indenture and trust agreement.
                                   <PAGE 10>

                         If we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to make payments on the preferred securities. The guarantee does not cover payments when the Trust does not have sufficient funds. However, if we do not make principal and interest payments on the junior subordinated debentures, you may institute a legal proceeding directly against us to force us to make distributions directly to you. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee" on page __.

Limited Voting Rights    You will have no voting rights except in
                         limited circumstances. See "Description of Preferred Securities -- Voting
                         Rights; Amendment of Trust" on
                         page _____.

Use of Proceeds          The Trust will invest all of the
                         proceeds from the sale of the preferred
                         securities and the common securities in
                         our junior subordinated debentures.  We
                         will use the net proceeds from our sale
                         of the junior subordinated debentures
                         (1) to infuse approximately $32 million
                         of capital into the bank, and (2) for
                         general corporate purposes, including
                         possible repurchases of our common
                         stock.  Funds retained for general
                         corporate purposes will be temporarily
                         invested in short-term investment
                         securities.  See "Use of Proceeds" on
                         page __.

Lack of Rating           The preferred securities will not be
                         rated by any rating services and are not anticipated to be rated in the future.
                         No other security we have issued has
                         been rated.

American Stock Exchange
  Symbol The preferred securities have been approved for listing on the American Stock Exchange subject to official notice of issuance. <PAGE 11>

                         The preferred securities will be a new
                         issue of securities for which there
                         currently is not market. However, there can be no assurance that an active public market in the preferred securities will develop or, if one does develop, that it will be maintained. Accordingly, there can be no assurance as to the development or liquidity of any market for the preferred securities. See "Underwriting" on page __.

ERISA Considerations     You should carefully consider the
                         information set forth under "Certain
                         ERISA Considerations" on page __.

                          RISK FACTORS

          Before purchasing the preferred securities offered by this prospectus you should carefully consider the "Risk Factors" beginning on page __. <PAGE 12>
              SELECTED CONSOLIDATED FINANCIAL DATA

          The following is our selected consolidated financial information. The balance sheet and income statement data as of and for the five years ended December 31, 1998 are taken from our audited consolidated financial statements as of the end of and for each such year. The balance sheet and income statement data as of and for the six months ended June 30, 1999 and 1998 are taken from our unaudited condensed consolidated financial statements as of the end of and for each such six-month period. The quarterly data include all adjustments which are, in our opinion, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the six months ended June 30, 1999 are not necessarily indicative of results for the entire year. You should read this selected consolidated financial information in conjunction with our consolidated financial statements and notes that are contained in our Annual Report on Form 10-K and are incorporated by reference into this prospectus.
  <PAGE 13>
        MAIN STREET BANCORP, INC. SELECTED FINANCIAL DATA

                                                              As of or for
the                          As of or for the
                                                                 Year
Ended                             Six Months Ended
                                                                 December
31,                               June 30,
                                      1994         1995         1996
 1997         1998         1998           1999

                                                  (Dollars in thousands,
except share and per share data)
Income Statement Data:
  Total interest income          $   31,861    $   36,413    $   41,809
$  54,463    $  65,719  $    30,505  $    40,810
  Total interest expense             12,519        15,803        18,654
  25,978       33,264       14,762       22,912
  Net interest income                19,342        20,610        23,155
  28,485       32,455       15,743       17,898
  Provision for loan losses             644           828           867
   1,140        2,210          485          600
  Other income                        2,724         2,769         3,559
   4,535       10,301        4,779        2,888
  Other expenses                     14,331        16,350        16,536
  19,234       25,092       12,991       16,468
  Federal income taxes
    (benefit)                         2,013         1,890         2,428
   3,317        3,711        1,951         (665)
  Net income                     $    5,078   $     4,311    $    6,883
$   9,329    $  11,743  $     5,095  $     4,383

Per Share Data:
  Earnings per share(1)(2)
    Basic                              0.63          0.51          0.82
    1.02         1.13         0.49         0.42
    Diluted                            0.63          0.50          0.82
    1.00         1.12         0.48         0.42
  Cash dividends declared per
    share(2)                           0.22          0.25          0.30
    0.36         0.49         0.22         0.28
  Book value per share(2)(3)           6.22          6.71          7.16
    8.60         9.14         9.03         8.41
  Average shares outstanding(2)   8,048,922     8,482,808     8,345,300
9,184,980   10,357,974   10,340,160   10,399,650
Balance Sheet Data
  Total assets                   $  468,187    $  509,917    $  666,476
$ 813,863  $ 1,158,541  $   864,357  $ 1,306,896  <PAGE 14>
  Total loans, net                  305,356       318,449       397,790
 477,838      533,395      512,246      579,882
  Total securities                  125,796       138,388       203,236
 280,020      534,551      286,127      616,915
  Total deposits                    381,837       432,988       518,567
 626,760      818,550      698,552      905,909
  Borrowings                         28,776        16,275        81,120
  84,758      221,072       60,006      303,712
  Total stockholders' equity     $   52,565    $   56,311    $   59,785
$  88,720    $  94,912  $    93,642  $    87,536

Performance Ratios
  Return on average assets             1.06%         0.90%         1.22%
    1.28%        1.28%        1.22%        0.70%
  Return on average
    stockholders' equity              10.24          7.95         12.05
   13.16        12.34        11.21         9.42
  Net interest margin(4)               4.64          4.73          4.54
    4.30         4.03         4.21         3.53
  Total other expenses as a
    percentage of average assets       2.99          3.42          2.93
    2.63         2.73         3.11         2.64

Asset Quality Ratios:
  Allowance for loan losses as a
    percentage of loans                1.44          1.51          1.26
    1.19         1.34         1.14         1.18
  Allowance for loan losses as a
    percentage of non-performing
    loans(5)                          83.19        103.54        125.70
   91.90        86.67        75.25       122.99
  Non-performing loans as a
    percentage of total loans,
    net(5)                             1.73          1.46          1.00
    1.22         1.54         1.51         0.96
  Non-performing assets as a
    percentage of total
    assets(5)                          1.16          1.19          0.78
    0.82         0.75         0.97         0.48
  Net charge-offs as a percentage
    of average loans, net              0.03          0.13          0.19
    0.11         0.14         0.06         0.15

Liquidity and Capital Ratios:
  Equity to assets(6)                 10.95         11.34         10.14
    9.71        10.34        10.88         7.47
  Tier 1 capital to risk-
    weighted assets (7)               18.48         17.04         14.81
   17.56        14.83        16.59        13.92
  Leverage ratio(7)(8)                11.99         11.60          9.81
   10.93         8.70        10.55         7.43
  Total capital to risk-weighted
    assets(7)                         19.74         18.24         16.06
   18.72        15.97        17.68        14.93  <PAGE 15>
  Dividend payout ratio               35.09         48.67         36.25
   35.13        43.57        45.22        66.44

______________________
(1) Earnings per share amounts have been computed in accordance with the provisions of FASB Statement No. 128, Earnings Per
     Share.

(2) Average shares outstanding and per common share data are adjusted for all stock dividends and stock splits effected through June 30, 1999.

(3) Based upon total shares issued and outstanding at the end of each respective period.

(4) Represents net interest income as a percentage of average total interest earning assets, calculated on a tax-equivalent basis.

(5) Non-performing loans are comprised of (a) loans which are on a nonaccrual basis, (b) accruing loans that are 90 days or more past due which are insured for credit loss, and
     (c) restructured loans. Non-performing assets are comprised of non-performing loans and foreclosed real estate (assets acquired in foreclosure).

(6) Based upon average daily balances for the respective periods.

(7) Based on Federal Reserve Board risk-based capital guidelines, as applicable to the Company.

(8) The leverage ratio is defined as Tier 1 capital to average total assets.
  <PAGE 16>
                          RISK FACTORS

          You should carefully consider the following risk factors before purchasing the preferred securities offered by this prospectus. There could be other factors not listed below that may affect the Trust and us.

        Risk Factors Relating to the Preferred Securities

The Trust will Rely Solely Upon Payments by us and, Indirectly, on Payments by the bank for Funds to Make Distributions on the Preferred Securities.

          The Trust will depend solely on our payments on the junior subordinated debentures to pay amounts due to you on the preferred securities. We are a separate legal entity from our subsidiaries and do not have significant operations of our own. We will depend primarily on any dividends we receive from the bank, which may be limited by regulations, and our cash and liquid investments, to pay interest to the Trust on the junior subordinated debentures.

Our Obligations under the Guarantee and the Junior Subordinated
Debentures are Subordinated to Most of our Other Creditors and All of the Creditors of the Bank.

          Our obligations under the guarantee and the junior subordinated debentures are unsecured and generally are subordinated in right of payment to all of our existing and future senior debt, subordinated debt and additional senior obligations, which totaled $303.7 million at June 30, 1999.

          Because we are a holding company, the creditors of our subsidiaries also will have priority over you in any distribution of our subsidiaries' assets in a liquidation, reorganization or otherwise. Therefore, the junior subordinated debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the junior subordinated debentures. The junior subordinated debentures do not limit our ability or the ability of our subsidiaries to incur additional debt. See "Description of Junior Subordinated Debentures -- Subordination" on page __.

We may Defer Interest Payments under the Junior Subordinated
Debentures.

          So long as we are not in default under the junior subordinated debentures, we may defer the payment of interest on the junior subordinated debentures at any time or from time to time for up to 20 consecutive quarters. Any deferral, however, cannot extend beyond the stated maturity date of the junior subordinated debentures.
  <PAGE 17>
          During any period in which we defer interest payments, the Trust will defer quarterly distributions on the preferred securities, which will continue to accumulate distributions at an annual rate of _____%, and unpaid distributions will accumulate additional distributions at the annual rate of _____% compounded quarterly from the relevant distribution payment date. During a deferral period you will be required to include deferred distributions in income, in the form of original issue discount, for federal income tax purposes on the preferred securities, but you will not receive distributions attributable to that income. In addition, during a deferral period, your tax basis in the preferred securities will increase by the amount of accumulated but unpaid distributions. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise recognized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in your recognition of ordinary income, with a related tax liability, and a capital loss you may use only to offset a capital gain. See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period" on page __ and "Certain United States Federal Income Tax Consequences" on page __.

          Should we elect to exercise our right to defer interest payments on the junior subordinated debentures, the market price for the preferred securities would likely be adversely affected. If you dispose of preferred securities during a deferral period, you might not recover the same return on your investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature. In addition, the market price for the preferred securities may decline during any period that we are deferring interest payments on the junior subordinated debentures. If this were the case, the preferred securities would not trade at a price that accurately reflects the value of accumulated but unpaid interest on the underlying junior subordinated debentures.

The Guarantee Covers Payments Only If the Trust has Funds
Available.

          If we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or the $10.00 per preferred security liquidation amount. Because the guarantee does not cover payments when the Trust does not have sufficient funds, you will not be able to rely on the guarantee for payment of these amounts. Instead, you or the property trustee may enforce the rights of the Trust under the junior subordinated debentures directly against us. See "Description of Guarantee" on page __.
  <PAGE 18>
In Certain Circumstances the Trust May Redeem the Preferred Securities, Which May Require you to Reinvest your Principal Sooner than Expected.

          Under the following circumstances and, subject to regulatory approvals, we may redeem the junior subordinated debentures before the stated maturity of the junior subordinated debentures:

          * We may redeem the junior subordinated debentures in whole, but not in part, prior to maturity within 90 days after certain occurrences at any
               time during the life of the Trust.   These
               occurrences include certain adverse tax,
               Investment Company Act or bank regulatory developments. If we redeem the junior subordinated debentures due to the occurrence of one of these events, the Trust may redeem the preferred securities.

          * We may also at any time shorten the maturity of the junior subordinated debentures to a date not earlier than September 30, 2004.

          If we redeem the junior subordinated debentures, the Trust will redeem a pro rata amount of the preferred securities, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities. See "Description of Preferred Securities -- Redemption" on page __.

You Will Have Only Limited Voting Rights, and We Can Amend the
Trust Agreement Under Certain Circumstances Without your Consent.

          You will have limited voting rights as a holder of preferred securities. Your voting rights will relate only to the modification of the preferred securities and the exercise of the Trust's rights as holder of the junior subordinated debentures. You will not usually be able to appoint, remove or replace the property trustee or the Delaware trustee because these rights generally reside with us as the holder of the common securities. However, if an event of default with respect to the junior subordinated debentures occurs and is continuing, the holders of a majority in aggregate liquidation amount of the preferred securities may remove the trustees. Even if it would adversely affect your rights, we, together with the property trustee and the trust administrators, may amend the trust agreement without your consent to ensure that the Trust will be classified as a grantor trust for United States federal income tax purposes or to ensure that the Trust will not be required to register as an investment company.
  <PAGE 19>
We Can Distribute the Junior Subordinated Debentures to you, Which May Affect the Market Price of the Preferred Securities.

          The Trust may be dissolved at any time before maturity of the junior subordinated debentures on September 30, 2029. As a result, and subject to the terms of the trust agreement, the trustees may distribute the junior subordinated debentures to the holders of the preferred securities. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution" on page __.

          We cannot predict the market price for the junior subordinated debentures that may be distributed. Accordingly, the junior subordinated debentures that you receive upon a distribution, or the preferred securities you hold pending such a distribution, may trade at a price that is less than you paid to purchase the preferred securities. Because you may receive junior subordinated debentures, you must also make an investment decision with regard to the junior subordinated debentures. You should carefully review all of the information regarding the junior subordinated debentures contained in this prospectus.

          If the junior subordinated debentures are distributed by the Trust, we will use our best efforts to list the junior subordinated debentures for trading on the American Stock Exchange, however, we may not be able to achieve that listing and a market for the junior subordinated debentures may not develop.

The Holders of the Preferred Securities and the Junior
Subordinated Debentures are Not Protected by Covenants in the
Trust Agreement or the Indenture.

          Neither the indenture, which sets forth the terms of the junior subordinated debentures, nor the trust agreement, which sets forth the terms of the preferred securities and the common securities, protects holders of junior subordinated debentures or the preferred securities, respectively, in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness.

In Some Instances, You Must Rely on the Property Trustee to
Enforce Your Rights if There is an Event of Default under the Indenture.

          You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default with respect to the junior subordinated debentures occurs and is continuing, the event also will be an event of default under the trust agreement. In that case, you would rely on the enforcement by the property trustee of its rights against us as holder of the junior subordinated debentures. The holders of a majority in liquidation amount of
<PAGE 20> the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to an event of default with respect to the junior subordinated debentures, or if we default under the guarantee, you may, to the extent permitted by applicable law, proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the junior subordinated debentures unless the property trustee fails to do so.

The Market Price for the Preferred Securities May be Less than the Liquidation Amount.

          There is no current public market for the preferred securities. Although the preferred securities have been approved for listing, subject to official notice of issuance, on the American Stock Exchange, there is no guarantee that an active or liquid public trading market will develop for the preferred securities or that listing of the preferred securities will continue on the American Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

          Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

The Preferred Securities are not FDIC Insured.

          Neither the Federal Deposit Insurance Corporation nor any other governmental agency has insured the preferred securities.

 Risk Factors Relating to Main Street Bancorp and Our Industry

We May Experience Difficulties in Managing our Growth.

          As part of our general strategy, we are significantly expanding our branch network and we may acquire banks and related businesses that we believe provide a strategic fit with our business. We cannot assure you that we will be able to adequately and profitably manage this branch expansion or growth
<PAGE 21> through acquisitions.  Establishing new branches and acquiring other banks and businesses will involve risks commonly associated with expansion and acquisitions, including:

          * we will incur start-up costs associated with building and remodeling our new branch sites, equipping these sites, hiring new employees to staff these branches, and these costs will occur before these branches generate material deposit and loan business;

          * we may have difficulty in attracting deposits at our new branch sites and generating loan volume in our new markets;

          *    we may experience disruption to our business;

          * we may experience diversion of our management's time and attention; and

          * we may incur amortization expense if we account for an acquisition as a purchase and dilution to our shareholders if we use our common stock as consideration for the acquisition.

It May Be Difficult for us to Maintain our Historical Growth
Rate.

          We have opened additional branches in the past few years that have significantly enhanced our rate of growth. We cannot assure you that we will continue to sustain this rate of growth or grow at all. Branch expansion opportunities may be more limited, especially in our Eastern Pennsylvania market. Competition for suitable acquisition candidates is intense. We may target acquisition candidates that a variety of larger financial institutions with substantially greater resources than us also may be interested in acquiring, which may make it more difficult for us to acquire any candidate.

Risks Associated with Financing Our Expansion Strategy

          Our expansion strategy has made us vulnerable to dramatic changes in interest rates. We have borrowed funds from the Federal Home Loan Bank on an overnight basis and invested them, pending their use in our expansion strategy, in government and corporate fixed income securities with longer maturities. As our branch expansion strategy provides us with a larger deposit base, we will pay down our overnight borrowings and will decrease our costs of funds. As we establish our new branches, we will replace our investment in securities with loans. However, until we have successfully completed our strategy, we will have lower gross margins and could be more effected by swings in interest rates.
  <PAGE 22>
Changes in the Local Economic Conditions Could Adversely Affect our Loan Portfolio.

          Our success depends to a great extent upon the general economic conditions of the Eastern Pennsylvania area. Unlike larger banks that are more geographically diversified, we primarily provide banking and financial services to customers in these areas. Local economic conditions may affect the ability of the borrowers to repay real estate and construction loans and the value of the collateral securing these loans. We cannot assure you that favorable economic conditions will exist in our market.

Our Allowance for Loan Losses May not Be Adequate to Cover Actual
Loan Losses.

          As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the general creditworthiness of our borrowers and the value of real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer installment loan portfolio relates principally to the general creditworthiness of businesses and individuals within our local market.

          We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our loan losses. We may have to increase the allowance in the future. Additions to our allowance for loan losses would decrease our net income.

We May Be Unable to Manage Interest Rate Risks that Could Reduce our Net Interest Income.

          Like other financial institutions, our results of operations are affected principally by net interest income, which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. We cannot predict or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve System, affect interest income and interest expense. While we continually take measures intended to manage the risks from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.
  <PAGE 23>
          In addition, certain assets and liabilities may react in different degrees to changes in market interest rates. For example, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. Further, some of our assets, such as adjustable rate mortgages, have features, including rate caps, which restrict changes in their interest rates.

          Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond our control may affect interest rates. Changes in market interest rates also will affect the level of voluntary prepayments on our loans, the receipt of payments on our mortgage-backed securities and the redemption prior to maturity of our municipal bond portfolio. As a result we may receive proceeds that may be reinvested at a lower rate than the loan mortgage-backed security or bond being prepaid. Although we pursue an asset-liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

We Cannot Predict how Changes in Technology will Impact our
Business.

          The financial services industry, including the banking sector, is increasingly affected by advances in technology, including developments in:

          *    telecommunications;

          *    data processing;

          *    automation;

          *    internet banking;

          *    telebanking; and

          *    debit cards and "smart cards."

          Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary technology to remain competitive in the future.
  <PAGE 24>
The Banking Business is Highly Competitive.

          We operate in a competitive environment. In Eastern Pennsylvania and Southcentral New Jersey, other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and other financial intermediaries offer similar services. Many of these competitors have substantially greater resources and lending limits and may offer certain services we do not currently provide. In addition, some of our nonbank competitors are not subject to the same extensive regulations that govern us, the bank and our subsidiaries. Our profitability depends upon the ability of the bank to compete in our market area.

Our Operations May Be Adversely Affected if we, or Certain
Persons with whom we do Business, Fail to Adequately Address the Year 2000 Issue.

          A critical issue has emerged in the banking industry and for the economy overall regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. The "year 2000 issue" arose because many of these existing programs and systems use only the last two digits in referring to a year. Therefore, these computer programs do not properly recognize a year beginning with "20" instead of the familiar "19." If not corrected, many computer applications and other technology-based systems could fail or create erroneous results. The effects of this problem will vary from system to system, and the extent of the potential impact of the year 2000 issue is not yet known. The year 2000 issue may adversely affect a bank's operations. We could experience interruptions in our business and suffer significant losses if we, or a supplier or vendor with whom we contract, are unable to achieve year 2000 readiness before January 1, 2000. We are in the process of working with our third party service providers and software vendors to assure that we and our subsidiaries are prepared for the year 2000.

We are Subject to Extensive Regulation.

          The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation, not our creditors or shareholders. We and our nonbank subsidiaries also are subject to the supervision of the Federal Reserve Board, in addition to other regulatory and self-regulatory organizations. Regulations affecting banks and financial services companies undergo continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that affects us, the bank or our subsidiaries. We cannot assure you that such modifications or new laws will not adversely affect us, the bank or our subsidiaries. <PAGE 25>

          We will depend primarily upon dividends from the bank to meet our obligations under the junior subordinated debentures.
Banking regulations may restrict or even prevent us from receiving dividends from the bank in the future.
  <PAGE 26>
                         USE OF PROCEEDS

          The Trust will invest all the proceeds from the sale of the preferred securities in the junior subordinated debentures.
We will use the net proceeds we receive from the sale of the junior subordinated debentures as follows:

          * to infuse approximately $32 million of capital into the bank;

          * for general corporate purposes, including possible repurchases of our common stock.

Funds retained for general corporate purposes will be temporarily invested in short-term investment securities.

        CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratios of earnings to fixed charges for each of the periods indicated:


                                                        Years
Ended                     Six Months Ended

December 31,                           June 30,
                           1994      1995      1996      1997
1998        1998       1999
Earnings to Fixed Charges:
  Excluding Interest on Deposits          5.30%     5.52%
5.45%    3.51%    3.50%      3.90%      1.50%
  Including Interest on Deposits          1.56      1.39
1.49     1.48     1.46       1.47       1.16


          For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus interest and one-half of rental expense. Fixed charges, excluding interest on deposits, consist of interest on indebtedness and one-half of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.
  <PAGE 27>
                         CAPITALIZATION

          The following tables set forth (1) our consolidated capitalization at June 30, 1999, (2) our consolidated capitalization giving effect to the issuance of the preferred securities, (3) our actual consolidated regulatory capital ratios as of June 30, 1999, and (4) our capital ratios after giving effect to the issuance of the preferred securities. The table assumes application of the net proceeds from the corresponding sale of the junior subordinated debentures to the Trust as if the sale of the preferred securities had been completed on June 30, 1999, and as if the underwriters' over-allotment was not exercised.

                                            June 30, 1999
                                     Actual          As Adjusted
                                    (dollars in thousands, except
                                     share and per share amounts)

Other borrowed funds                $218,712          $218,712
Long-term debt                        85,000            85,000
Guaranteed preferred beneficial
  interests in corporation's junior
  subordinated deferrable interest
  debentures, series A                  ----            40,000
Total debt                           303,712           343,712

Stockholders' equity
  common stock                        10,408            10,408
  surplus                             64,259            64,259
  retained earnings                   20,698            20,698
  accumulated other comprehensive
    income                            (7,829)           (7,829)
    Total stockholders' equity        87,536            87,536
Total capitalization                $391,248          $431,248

Leverage ratio                          7.43%           9.60%(1)
Tier 1 capital to risk-weighted
  assets                               13.92%          18.34%(1)
Total capital to risk-weighted
  assets                               14.93%          20.53%(1)

(1) Assumes $40,000,000 from the proceeds of the offering of the preferred securities are invested in assets with a 20% risk weighting under the risk-based capital rules. <PAGE 28>
                      ACCOUNTING TREATMENT

          For financial reporting purposes, the Trust will be treated as our subsidiary and, accordingly, the accounts of the Trust will be included in our consolidated financial statements. The preferred securities will be included in our consolidated balance sheets under the caption "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Subordinated Debentures" and appropriate disclosures about the preferred securities, the guarantee and the junior subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions on the preferred securities in our consolidated statements of income.

          Our future reports filed under the Securities Exchange
Act of 1934 will include a footnote to the consolidated financial statements stating that:

          *    the Trust is wholly-owned;

          * the sole assets of the Trust are the junior subordinated debentures and specifying their principal amount, interest rate and maturity date;
               and

          * our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the Trust under the preferred securities.
  <PAGE 29>
                      MBNK CAPITAL TRUST I

          The Trust is a statutory business trust created under Delaware law pursuant to the filing of a Certificate of Trust with the Delaware Secretary of State on September 1, 1999 and the execution of the trust agreement (as discussed below). The Trust will be governed by the trust agreement among us, as depositor, The Bank of New York (Delaware), as Delaware trustee, The Bank of New York Company, as property trustee and two individuals selected by us to act as administrators with respect to the Trust. While we hold the common securities, we intend to select two individuals who are our employees or officers or affiliated with us to serve as the administrators. See "Description of Preferred Securities -- Miscellaneous" on page __. The Trust exists for the exclusive purposes of:

          * issuing and selling the preferred securities and the common securities;

          * using the proceeds from the sale of the preferred securities and the common securities to acquire the junior subordinated debentures; and

          * engaging in only those other activities necessary, convenient or incidental thereto (such as registering the transfer of the preferred securities and the common securities).

Accordingly, the junior subordinated debentures will be the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole source of revenue of the Trust.

          We will own all of the common securities. The common securities will rank equally, and payments on them will be made pro rata, with the preferred securities, except that upon the occurrence and during the continuation of an event of default under the junior subordinated debentures, our rights as the holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the preferred securities. See "Description of Preferred Securities -- Subordination of Common Securities" on page __. We will acquire common securities in an aggregate liquidation amount equal to at least 3.00% of the total capital of the Trust. The Trust has a term of 30 years, but may terminate earlier as provided in the trust agreement.

          The address of the Delaware trustee is The Bank of New York (Delaware), White Clay Center, Route 271, Corporate Trust Department, Newark, Delaware 19711, and the telephone number is
(302) __________________.
  <PAGE 30>
          The address of the property trustee, the guarantee trustee and the debenture trustee is The Bank of New York, 101 Barclay Street, Floor 21, West, Corporate Trust Trustee Administration, New York, New York 10286, and the telephone number is (212) __________________.

               DESCRIPTION OF PREFERRED SECURITIES

          The Trust will issue the preferred securities and the common securities under the trust agreement for the Trust. The preferred securities will represent preferred undivided beneficial interests in the assets of the Trust and you as a holder of the preferred securities will be entitled to a preference in certain circumstances with respect to the distributions and other amounts payable on liquidation or redemption over the common securities, as well as other benefits described in the trust agreement. This summary of certain terms and provisions of the preferred securities and the trust agreement is not complete. You should read the form of the trust agreement, including the definitions, which is filed as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms of the trust agreement are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of the trust agreement also is available upon request from the trustees.

          In addition, the trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939. The terms of the preferred securities include those made a part of the trust agreement by the Trust Indenture Act. Therefore, this summary is qualified by reference to the Trust Indenture Act and you should be familiar with its provisions.

GENERAL

          The preferred securities will be limited to $40 million aggregate liquidation amount outstanding. The preferred securities will rank equally, and payments will be made pro rata, with the common securities except as described under "-- Subordination of Common Securities" on page __. We will purchase and hold all of the common securities. The Trust will use the proceeds from selling the preferred securities and the common securities to purchase the junior subordinated debentures from us. The junior subordinated debentures will be registered in the name of the Trust and held by the property trustee in trust for your benefit and for our benefit as holder of the common securities. The guarantee we will execute for the benefit of the holders of the preferred securities will be a guarantee on a subordinated basis with respect to the preferred securities, but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the Trust does not have funds on hand available to make such payments. See "Description of Guarantee" on page __.
  <PAGE 31>
DISTRIBUTIONS

          You will receive distributions on each preferred security at the annual rate of _____% of the stated liquidation amount of $10.00, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the person in whose name each preferred security is registered at the close of business on the 15th day of the month of the relevant distribution date, even if the day is not a business day. Each date on which distributions will be paid is referred to as a distribution date in this prospectus. Distributions on the preferred securities will be cumulative. Distributions will accumulate from ___________, 1999. The first distribution date for the preferred securities will be December 31, 1999.

          Distributions payable for each full distribution period will be computed by dividing the annual rate by four. The amount of distributions payable for any period less than a full distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. If any date on which distributions are payable on the preferred securities is not a business day, then payment of the distributions payable on such date will be made on the next succeeding day that is a business day (without any additional distributions or other payment because of the delay), except that if such business day falls in the next calendar year, the payment will be made on the immediately preceding business day.

          The term "distributions" includes quarterly distributions, distributions that accumulate on distributions not paid on the applicable distribution date and, if applicable, any additional sums we pay during a tax event, all as further described herein.

OPTION TO EXTEND INTEREST PAYMENT DATE

          So long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the junior subordinated debentures at any time or from time to time for an "extension period" that does not (a) exceed 20 consecutive quarterly periods with respect to each extension period, (b) extend beyond the maturity date of the junior subordinated debentures, or (c) end on a date that is not a distribution date. As a consequence of any such deferral, quarterly distributions on the preferred securities will be deferred during the extension period. Distributions to which you are entitled will accumulate additional amounts thereon at an annual rate of ______%.

          During any extension period, we may not:

          * declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation
               <PAGE 32> payment with respect to, any of our
               capital stock; or

          * make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally with in all respects or junior in interest to the junior subordinated debentures; except that we may:

          (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more of our employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan, or in connection with the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in any acquisition transactions entered into prior to the applicable extension period;

          (b) take any necessary action in connection with any reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of a subsidiary of ours) for any class or series of our capital stock or any class or series of our indebtedness for any class or series of our capital stock;

          (c) purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

          (d) declare a dividend in connection with any shareholders' rights plan, or issue rights, stock or other property under any shareholders' rights plan, or redeem or repurchase rights pursuant thereto; or

          (e) declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

          So long as no event of default under the indenture has occurred and is continuing, before the end of an extension period, we may extend the extension period (subject to the limits imposed on the duration and ending date of an extension period),
<PAGE 33> further deferring the payment of interest.  Upon the termination of an extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest or additional interest will be due on the junior subordinated debentures during an extension period, except at its end. We must give you and the property trustee notice of our election of an extension period at least one business day prior to the next succeeding interest payment date on which interest on the junior subordinated debentures would be payable but for such deferral for so long as the preferred securities are held by the Trust, or at least one business day prior to the earlier of (1) the date the distributions on the preferred securities would have been payable but for the election to begin the extension period and (2) the date the property trustee is required to give you notice of the record date or the date the distributions are payable, but in any event not less than one business day prior to the record date. The property trustee will give you notice of our election to begin a new extension period. Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period. During an extension period, distributions will continue to accumulate, and you will be required to accrue and recognize income for United States federal income tax purposes. See "Description of Junior Subordinated Debentures -- Option To Extend Interest Payment Period" on page __ and "Certain United States Federal Income Tax Consequences--Interest Income and Original Issue Discount" on page __. We currently do not intend to exercise our right to defer payments of interest by extending the interest payment period on the junior subordinated debentures.

          The revenue of the Trust available for distribution to you will be limited to payments under the junior subordinated debentures. Under the terms of the trust agreement, the trust cannot issue any securities other than the preferred securities and the common securities, incur any indebtedness, or pledge any of its assets. If we do not make payments on the junior subordinated debentures, the Trust may not have funds available to pay distributions or other amounts payable on the preferred securities. The payment of distributions and other amounts payable on the preferred securities (if and to the extent the Trust has funds sufficient to make such payments) is guaranteed by us on a limited basis as set forth herein under "Description of Guarantee" on page __.

REDEMPTION

          The junior subordinated debentures mature on September 30, 2029. We may redeem the junior subordinated debentures (1) on or after September 30, 2004 in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment event (each as defined below), in each case
<PAGE 34> subject to prior regulatory approval if it is then required. See "-- Liquidation Distribution Upon Dissolution" on page __. We also may repurchase the junior subordinated debentures, in whole or in part, from the Trust any time after September 30, 2004. A redemption or repurchase of the junior subordinated debentures would cause a mandatory redemption of a proportionate amount of the preferred securities and common securities at the redemption price. The redemption price for each preferred security shall equal $10.00 plus accumulated but unpaid distributions including any additional amounts to, but not including, the redemption date.

          "Tax event" means the receipt by us and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including an announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is adopted (regardless of retroactive application) or is effective or which pronouncement or action or decision is announced on or after the date of issuance of the preferred securities, there is more than an insubstantial risk that:

          * the Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

          * interest payable by us on the junior subordinated debentures is not, or within 90 days of the delivery of such opinion will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

          * the Trust is, or will be within 90 days of the delivery of such opinion, subject to more than a insignificant amount of other taxes, duties or other governmental charges.

          If a tax event described in the first or third circumstances above has occurred and is continuing and the Trust holds all of the junior subordinated debentures, we will pay on the junior subordinated debentures any additional amounts as may be necessary in order that the amount of distributions then due and payable by the Trust on the outstanding preferred securities and common securities of the Trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject.

          "Investment company event" means the receipt by us and the Trust of an opinion of counsel experienced in such matters to
<PAGE 35> the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any pronounced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, which change becomes effective or would become effective on or after the date of the issuance of the preferred securities.

          "Capital treatment event" means the reasonable determination by us that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the preferred securities, there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the liquidation amount of the preferred securities as Tier 1 capital (or the then equivalent thereof) for purposes of the risk-based capital adequacy guidelines of the Federal Reserve Board, as then in effect and applicable to us.

          The Federal Reserve Board has determined that the proceeds of certain qualifying securities like the preferred securities will qualify as Tier 1 capital for us only up to an amount not to exceed, when taken together with all of our cumulative preferred stock, if any, 25% of our Tier 1 capital.

          We or the Trust must request an opinion of counsel with regard to the matter deemed to be an event within a reasonable period of time after we or the Trust, as appropriate, become aware of the possible occurrence of any such event.

REDEMPTION PROCEDURES

          If we repay or redeem the junior subordinated debentures, we must give the property trustee not less than 30 nor more than 60 days' notice in order that it can redeem a proportionate amount of the preferred and common securities.

          Redemptions of the preferred securities will be made and the redemption price will be payable on each redemption date only to the extent that the Trust has funds on hand available for the payment of such redemption price. See also "-- Subordination of Common Securities" on page __.

          If the Trust gives notice of redemption of any of the preferred securities, then, by 12:00 noon, Eastern time, on the redemption date, to the extent funds are available, in the case
<PAGE 36> of preferred securities held in book-entry form, the property trustee will deposit irrevocably with The Depository Trust Company funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to you. With respect to preferred securities not held in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the preferred securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to you once you surrender your certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any preferred securities called for redemption will be payable to holders of preferred securities on the relevant record dates for the related distribution dates.

          If notice of redemption is given and funds are deposited as required, then upon the date of such deposit all of your rights with respect to your preferred securities so called for redemption will cease, except your right to receive the redemption price and any distributions payable in respect of the preferred securities on or prior to the redemption date, but without interest, and preferred securities that are redeemed will cease to be outstanding. If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day which is a business day and not a holiday (without any interest or other payment in respect of any such delay), except that if such business day falls in the next calendar year such payment will be made on the immediately preceding business day. In the event that payment of the redemption price for the preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee as described under "-- Description of Guarantee" on page __ distributions on such preferred securities will continue to accumulate at the then applicable rate, from the redemption date originally established by the Trust for such preferred securities to the date such redemption price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

          Subject to applicable law (including, without limitation, United States federal securities laws), we or our affiliates may from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement, and may resell such securities at any time that (a) interest on the junior subordinated debentures is not being deferred during an extension period, and (b) there is no event of default or an event that could cause an event of default under the indenture or an event of default under the guarantee.

          If less than all the preferred securities and common securities are to be redeemed on a redemption date, then the
<PAGE 37> aggregate liquidation amount of such preferred
securities and common securities to be redeemed shall be allocated pro rata to the preferred securities and the common securities based upon the relative liquidation amounts of such classes. The particular preferred securities to be redeemed shall be selected in a manner that the property trustee deems fair, not more than 60 days prior to the redemption date by the property trustee from the outstanding preferred securities not previously called for redemption, or in accordance with DTC's customary procedures if the preferred securities are then held in book-entry form. The property trustee shall promptly notify the securities registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount of the preferred securities to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of preferred securities which has been or is to be redeemed.

          The property trustee will mail to you a notice of any redemption at your address as it appears on the securities register for the Trust at least 30 days but not more than 60 days before the redemption date if your preferred securities will be redeemed. Unless we default in payment of the redemption price on the junior subordinated debentures, on and after the redemption date interest will cease to accrue on the junior subordinated debentures or portions thereof called for redemption.

          Unless payment of the redemption price in respect of the preferred securities is withheld or refused and not paid either by the Trust or us pursuant to the guarantee, distributions will cease to accumulate on the preferred securities or portions thereof called for redemption.

SUBORDINATION OF COMMON SECURITIES

          Payment of distributions on, the redemption price of, and the liquidation distribution in respect of, as described under "-- Liquidation Distribution Upon Dissolution" on page __, the preferred securities and common securities, as applicable, will be made pro rata based on the liquidation amount of such preferred securities and common securities. However, if on any distribution date, redemption date or liquidation date an event of default under the junior subordinated debentures has occurred and is continuing because we have not paid amounts due on the junior subordinated debentures, no payment of any distribution on, or redemption price of, or liquidation distribution in respect of, any of the common securities, and no other payment on account of the redemption, liquidation or other acquisition of such common securities, will be made unless payment in full in
<PAGE 38> cash of all accumulated and unpaid distributions on all the outstanding preferred securities for all distribution periods terminating on or prior thereto, or in the case of payment of the redemption price or a liquidation distribution, the full amount of such redemption price or liquidation distribution on all the outstanding preferred securities then called for redemption or liquidation, as the case may be, shall have been made or provided for, and all funds immediately available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the preferred securities then due and payable. The existence of a default does not entitle you to accelerate the maturity of the preferred securities.

          In the case of any event of default with respect to the preferred securities (as described below under "-- Events of Default; Notice" on page __) resulting from an event of default with respect to junior subordinated debentures (as described below under "Description of Junior Subordinated Debentures -- Debenture Events of Default" on page __), we, as the holder of the common securities, shall have no right to act with respect to any event of default under the trust agreement until the effects of all events of default with respect to such preferred securities have been cured, waived or otherwise eliminated. See "-- Events of Default; Notice" on page __ and "Description of Junior Subordinated Debentures -- Debenture Events of Default" on page __. Until all events of default under the trust agreement with respect to the preferred securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on your behalf and not on our behalf as the holder of the common securities, and only you will have the right to direct the property trustee to act on your behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

          The amount payable on the preferred securities in the event of any liquidation of the Trust is $10.00 per preferred security plus accumulated and unpaid distributions (as long as the Trust has assets available therefor), subject to certain exceptions, which may be in the form of a distribution of junior subordinated debentures having an equal aggregate principal amount.

          We, as the holder of all the outstanding common securities, have the right at any time to dissolve the Trust and to cause the junior subordinated debentures to be distributed to you and us, as the holder of the common securities, in liquidation of the Trust.

          The Federal Reserve Board's risk-based capital guidelines currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption
<PAGE 39> should consult with the Federal Reserve Board before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (this consultation may not be necessary if the equity or capital instrument is redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve Board considers the organization's capital position to be fully adequate after the redemption).

          In the event we, while the holder of the common securities, dissolve the Trust prior to the maturity date of the preferred securities and the dissolution of the Trust is deemed to constitute the redemption of capital instruments by the Federal Reserve Board under its risk-based capital guidelines or policies, our dissolution of the Trust may be subject to the prior approval of the Federal Reserve Board. Moreover, any changes in applicable law or changes in the Federal Reserve Board's risk-based capital guidelines or policies could impose a requirement on us to obtain the prior approval of the Federal Reserve Board to dissolve the Trust.

          Pursuant to the trust agreement, the Trust will automatically dissolve upon expiration of its term or, if earlier, will dissolve on the first to occur of:

          *    the termination date of the Trust;

          * certain events of bankruptcy, dissolution or liquidation of us or another holder of the common securities;

          * we, as the holders of common securities, have given written direction to the property trustee to dissolve the Trust (which direction, subject to the foregoing restrictions, is optional and wholly within our discretion);

          * the repayment of all the preferred securities in connection with the redemption of all of the junior subordinated debentures and common securities as described under "-- Redemption" on page __; and

          * the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

If dissolution of the Trust occurs as described in any of the second, third and fifth circumstances described above, the Trust will be wound-up and liquidated by the property trustee as expeditiously as the property trustee determines to be possible by distributing, after paying or making reasonable provision to pay all claims and obligations of the Trust in accordance with The Delaware Business Trust Act, to you and to us, as holder of
<PAGE 40> the common securities, a proportionate amount of the junior subordinated debentures, unless such distribution is not practical.

          If distribution of the junior subordinated debentures is not practical, you, and we, as holder of the common securities, will be entitled to receive out of the assets of the Trust available for distribution to you and us, after paying or making reasonable provision to pay all claims and obligations of the Trust in accordance with the Delaware Business Trust Act, an amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment. If such liquidation distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Trust on the preferred and common securities shall be paid on a pro rata basis.

          We, as the holder of the common securities, will be entitled to receive distributions upon any such liquidation pro rata with you, except that if an event of default under the junior subordinated debentures has occurred and is continuing because we have not paid amounts due on the junior subordinated debentures, the preferred securities shall have a priority over the common securities. See "-- Subordination of Common Securities" on page __.

          After the liquidation date is fixed for any distribution of junior subordinated debentures:

          * the preferred securities will no longer be deemed to be outstanding;

          * DTC or its nominee, as the registered holder of preferred securities, will receive a registered global certificate or certificate representing the junior subordinated debentures to be delivered upon such distribution with respect to preferred securities held by DTC or its nominee; and

          * any certificates representing the preferred securities not held by DTC or its nominee will be deemed to represent the junior subordinated debentures having a principal amount equal to the stated liquidation amount of the preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities until such certificates are presented to the security registrar for the preferred securities and common securities for transfer or reissuance.

          If we do not redeem the junior subordinated debentures prior to maturity, the Trust is not liquidated and the junior
<PAGE 41> subordinated debentures are not distributed to you, then the preferred securities will remain outstanding until the repayment of the junior subordinated debentures and the distribution of the liquidation distribution to you.

          Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the junior subordinated debentures should not be a taxable event to you. Should there be a change in law, a change in legal interpretation, a tax event or other circumstances, however, the distribution could be a taxable event to you. If we elect neither to redeem the junior subordinated debentures prior to maturity nor to liquidate the Trust and distribute the junior subordinated debentures to you, the preferred securities will remain outstanding until the repayment of the junior subordinated debentures. See "Certain United States Federal Income Tax Consequences."

          There can be no assurance as to the market prices for the preferred securities or the junior subordinated debentures that may be distributed in exchange for preferred securities if a dissolution and liquidation of the Trust occurs. Accordingly, the preferred securities that you may purchase, or the junior subordinated debentures that you may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that you paid to purchase the preferred securities.

EVENTS OF DEFAULT; NOTICE

          Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities (whatever the reason for such event of default and whether it is voluntary or involuntary or effected by operation of law or pursuant to a judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          * the occurrence of an event of default with respect to the junior subordinated debentures (see
               "Description of Junior Subordinated Debentures --
               Debenture Events of Default" on page __);

          * default by the Trust in the payment of any distribution when it becomes due and payable, and continuation of such default for a period of 30 days;

          * default by the Trust in the payment of any redemption price of any preferred security or common security when it becomes due and payable;

          * default in the performance, or breach, in any material respect, of any covenant or warranty of
               <PAGE 42> the trustees in the trust agreement
               (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in either the second or third bulleted clause above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustees and us by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the trust agreement; or

          * the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee if a successor property trustee has not been appointed within 90 days thereof.

          Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to you, as a holder of the preferred securities, and to us, as the holder of the common securities, and the administrators, unless the event of default has been cured or waived. We, as depositor, and the administrators are required to file annually with the property trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the trust agreement.

          If an event of default with respect to the junior subordinated debentures has occurred and is continuing because we have not paid amounts due on the junior subordinated debentures, the preferred securities will have a preference over the common securities with respect to payments of any amounts as described above. See "-- Subordination of Common Securities" on page __, "-- Liquidation Distribution Upon Dissolution" on page __ and "Description of Junior Subordinated Debentures -- Debenture Events of Default" on page __.

REMOVAL OF TRUSTEES; APPOINTMENT OF SUCCESSORS

          The holders of a majority in aggregate liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee (but not any administrator) for cause at any time, or with or without cause, if an event of default with respect to the junior subordinated debentures has occurred and is continuing. If a trustee is removed by the holders of the outstanding preferred securities, the successor may be appointed by the holders of at least 25% in aggregate liquidation amount of preferred securities. If a trustee resigns, such trustee will appoint its successor. If a trustee fails to appoint a successor, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred
<PAGE 43> securities may appoint a successor.  If a successor has not been appointed by the holders, any holder of preferred securities or common securities or the other trustee may petition a court in the State of Delaware to appoint a successor. Any Delaware trustee must meet the applicable requirements of Delaware law. Any property trustee must be a national or state-chartered bank and have a combined capital and surplus of at least $50,000,000. No resignation or removal of a trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement. You do not have any right to appoint, remove or replace the administrators of the Trust. Only we, as holder of the common securities, have these rights.

MERGER OR CONSOLIDATION OF TRUSTEES

          Any entity into which the property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such trustee is a party, or any entity succeeding to all or substantially all the corporate trust business of such trustee, will be the successor of such trustee under the trust agreement, provided such entity is otherwise qualified and eligible under the trust agreement. The succession will occur without the execution or filing of any paper or any further act on the part of the parties to the trust agreement.

MERGERS, REPLACEMENTS OR SIMILAR TRANSACTIONS OF THE TRUST

          The Trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity except as described below or as otherwise set forth in the trust agreement. The Trust may, at our request as the holder of the common securities, and with the consent of the holders of a majority aggregate liquidation amount of the outstanding preferred securities, but without the consent of the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

          * such successor entity (1) expressly assumes all the obligations of the Trust with respect to the preferred securities or (2) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities so long as the substitute securities have the same priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;
  <PAGE 44>
          * a trustee of such successor entity, possessing the same powers and duties as the property trustee, is appointed to hold the junior subordinated debentures;

          * such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the preferred securities (including any substitute securities) to be downgraded by any nationally recognized statistical rating organization, if then rated;


          * such merger, consolidation, amalgamation, replacement conveyance transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any substitute securities) in any material respect;

          * such successor entity has a purpose substantially identical to that of the Trust;

          * prior to such merger, consolidation, amalgamation, replacement conveyance transfer or lease, the Trust has received an opinion from independent counsel experienced in such matters to the effect that (1) such merger, consolidation, amalgamation, replacement conveyance transfer or lease does not adversely affect your rights, preference and privileges as a holder of preferred securities (or substitute securities) in any material respect, and (2) following such merger, consolidation, amalgamation, replacement conveyance transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act; and

          * we or any permitted transferee to whom we have transferred the common securities, owns all the common securities of such successor entity and guarantee the obligations of such successor entity and guarantee the obligations of such successor entity under the successor securities at least to the extent provided by the guarantee.

Notwithstanding the foregoing, the Trust may not, except with the consent of holders of 100% in aggregate liquidation amount of the preferred securities, merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties or assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into or replace it, if such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease would
<PAGE 45> cause the Trust or the successor entity to be
classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

          Except as provided above and under "-- Removal of Trustees; Appointment of Successors" on page __ and "Description of Guarantee -- Amendments and Assignment" on page __ as provided below and as otherwise required by law and the trust agreement, you will have no voting rights.

          We, as the holder of the common securities and the property trustee may amend the trust agreement from time to time, without your consent, to:

          * cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision in the trust agreement, or to make any other provisions with respect to matters or questions arising under the trust agreement, provided that any such amendment does not adversely affect in any material respect your interests; or

          * modify, eliminate or add to any provisions of the trust agreement to such extent as may be necessary to ensure that the Trust will not be taxable other than as a grantor trust for United States federal income tax purposes at any time that any preferred securities or common securities are outstanding or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act.

Any such amendments of the trust agreement will become effective when notice of such amendment is given to the holders of preferred securities and common securities.

     We, as the holder of the common securities, the property trustee and the administrators may amend the trust agreement from time to time with:

          * the consent of holders representing at least a majority in aggregate liquidation amount of the preferred securities; and

          * receipt by the trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's
               <PAGE 46> exemption from status as an investment
               company under the Investment Company Act.

However, without the consent of each holder of preferred securities or common securities affected thereby, the trust agreement may not be amended to:

          * change the amount or timing of any distribution on the preferred securities or common securities or otherwise adversely affect the amount of any distribution required to be made in respect of the preferred securities or common securities as of a specified date; or

          * restrict your right or our right, as the holder of the common securities, to institute suit for the enforcement of any such payment on or after such date.

    So long as any junior subordinated debentures are held by the property trustee on behalf of the Trust, the property trustee will not:

          * direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or execute any trust or power conferred on the property trustee with respect to the junior subordinated debentures;

          * waive any past default that is waivable pursuant to the terms of the indenture;

          * exercise any right to rescind or annul a declaration that the principal of all the junior subordinated debentures shall be due and payable;
               or

          * consent to any amendment, modification or termination of the indenture or the junior subordinated debentures, where such consent shall be required,

without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate liquidation amount of the preferred securities, or, if a consent under the indenture would require the consent of each holder of junior subordinated debentures affected thereby, no such consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

     The property trustee may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify you of
<PAGE 47> any notice of default with respect to the junior
subordinated debentures. In addition to obtaining your approval as described above, before taking any of the actions listed above, the property trustee will, at our expense, obtain an opinion of counsel experienced in such matters to the effect that the action will not cause the Trust to be taxable other than as a grantor trust for United States federal income tax purposes on account of such action.

          As a holder of preferred securities, your vote or consent will not be required to redeem and cancel preferred securities in accordance with the trust agreement.

          Notwithstanding that you and other holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any of our respective affiliates will, for purposes of such vote or consent, be treated as if they were not outstanding.

EXPENSES AND TAXES

          We have agreed to pay all debts and other obligations (other than distributions on the preferred securities) and all costs and expenses of the Trust (including costs and expenses relating to the organization of the Trust, the fees and expenses of the trustees and the costs and expenses relating to the operation of the Trust) and to pay any and all taxes and all costs and expenses (other than United States withholding taxes) to which the Trust might become subject. These obligations of ours are for the benefit of, and shall be enforceable by, any creditor of the Trust to whom any of these debts, obligations, costs, expenses and taxes are owed whether or not such creditor has received notice thereof. Any such creditor may enforce these obligations directly against us, and we have irrevocably waived any right or remedy to require that any creditor take any action against the Trust or any other person before proceeding against us. We also have agreed in the indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY AND FORM

          The preferred securities will be issued in the form of one or more fully registered global securities, which will be deposited with, or on behalf of, DTC and registered in the name of a DTC nominee. Unless and until it is exchangeable in whole or in part for the preferred securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or to another nominee of DTC or by DTC or any such nominee to a successor of DTC or to a nominee of such successor.
  <PAGE 48>
          Ownership of beneficial interests in a global security will be limited to participants that have accounts with DTC or its nominee or persons that may hold interests through such participants. We expect that upon the issuance of a global security DTC will credit, on its book-entry registration and transfer system, the participants' accounts with their respective principal amounts of preferred securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to the interests of participants) and on the records of participants (with respect to your interests). You will not receive written confirmation from DTC of your purchase, but you are expected to receive written confirmations from participants through which you entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of participants acting on your behalf.

          So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by such global security for all purposes under the trust agreement. Except as provided below, you are the owner of beneficial interests in a global security and will not be entitled to receive physical delivery of the preferred securities in definitive form. You will not be considered an owner or holder under the trust agreement. Accordingly, you must rely on the procedures of DTC and, if you are not a participant, on the procedures of the participant through which you own your interest to exercise any rights as a holder of preferred securities under the trust agreement. We understand that under DTC's existing practices in the event that we request any action of you, or if you desire to take any action which a holder of preferred securities is entitled to take under the trust agreement, DTC would authorize the participants holding your interests to take such action, and such participants would authorize you to take such action or would otherwise act upon your instructions. Redemption and other notices also will be sent to DTC. If less than all of the preferred securities are being redeemed, we understand that it is DTC's existing practice to determine by lot the amount of the interest of each participant to be redeemed. Therefore, as long as the preferred securities are held in book-entry form, references in this prospectus to your rights and benefits mean your indirect interest held through DTC. You should consider the procedures of DTC with respect to distributions, redemptions, notice, voting and similar rights and benefits, as well as those described in this prospectus.

          Distributions on the preferred securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such preferred securities. Neither the trustees, nor the administrators, any paying agent or any
<PAGE 49> other agent of ours or the trustees will have any
responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such preferred securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of distributions to participants shall be the responsibility of DTC. DTC's practice is to credit participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us, the trustees, the paying agent or any other agent of ours, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some states require that certain purchasers of securities take physical delivery of their purchased securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the global security.

          DTC may discontinue providing its services as securities depository with respect to the preferred securities at any time by giving reasonable notice to us or the trustees. If DTC notifies us that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the preferred securities in definitive form upon registration of, transfer of, or in exchange for, such global security. In addition, we may at any time and in our sole discretion determine not to have the preferred securities represented by one or more global securities and, in such event, will issue preferred securities in definitive form in exchange for all of the global securities representing such preferred securities. Finally, holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC following an event of default with respect to the preferred securities.

          DTC has advised the Trust and us as follows:

          * DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York banking law, a member of the Federal Reserve Board, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
               Section 17A of the Exchange Act;
  <PAGE 50>
          * DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates;

          * participants include securities brokers and dealers (such as the underwriters), banks, trust companies and clearing corporations and may include certain other organizations;

          *    certain of such participants (or their
               representatives), together with other entities, own DTC; and

          * indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

PAYMENT AND PAYING AGENCY

          Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates or, if the preferred securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto to such address as appears on the securities register for the preferred securities. The paying agent will initially be the property trustee. The paying agent will be permitted to resign as paying agent upon 30 days' written notice to the property trustee and the administrators. If the property trustee is no longer the paying agent, the property trustee is to appoint a successor (which must be a bank or trust company reasonably acceptable to the administrators) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

          The property trustee will act as registrar and transfer agent for the preferred securities.

          Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of the preferred securities after the preferred securities have been called for redemption.
  <PAGE 51>
OBLIGATIONS AND DUTIES OF THE PROPERTY TRUSTEE

          The property trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only such duties as are specifically set forth in the trust agreement. If an event of default has occurred and is continuing, the property trustee must enforce the trust agreement for your benefit and must exercise the powers vested in it by the trust agreement and use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at your request, unless offered by you reasonable indemnity against the costs, expenses and liabilities that might be incurred by the exercise of these powers. The property trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if it has reasonable grounds to believe that repayment or adequate indemnity is not assured to it.

          The property trustee may rely upon any certificates or opinions furnished to it and conforming to the requirements of the trust agreement.

          For information concerning the relationships between The Bank of New York, the property trustee, and us, see
"Description of Junior Subordinated Debentures -- Information
Concerning the Debenture Trustee" on page __.

MISCELLANEOUS

          The administrators and the property trustee are authorized and directed to conduct the affairs of and to operate the Trust in such a way that (1) the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or be taxable as other than a grantor trust taxable as a corporation for United States federal income tax purposes and (2) the junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes. In this connection, the property trustee and we, as the holder of the common securities, and the administrators are authorized to take any action not inconsistent with applicable law, the certificate of trust of the Trust or the trust agreement that the property trustee and we, as the holder of the common securities, and the administrators, determine in our discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect your interests.

          You will not have preemptive or similar rights.

          The Trust may not borrow money or issue debt or mortgage or pledge its assets.
  <PAGE 52>
GOVERNING LAW

          The trust agreement will be governed by and construed in accordance with the laws of the State of Delaware.

          DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

          We will issue the junior subordinated debentures under the indenture between Bank of New York, the debenture trustee, and us. This summary of certain terms and provisions of the junior subordinated debentures and the indenture is not complete. You should read the form of the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the indenture are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of indenture is available from the debenture trustee upon request. In addition, the indenture will be qualified under the Trust Indenture Act of 1939. The terms of the junior subordinated debentures include those made a part of the indenture by the Trust Indenture Act. This summary is qualified by reference to the Trust Indenture Act and you should be familiar with its provisions.

GENERAL

          Concurrently with the issuance of the preferred securities, the Trust will invest the proceeds, together with the consideration paid by us for the common securities, in the junior subordinated debentures issued by us. The aggregate principal amount of the junior subordinated debentures will be limited to the aggregate liquidation amount of the preferred securities and common securities. The junior subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all of our senior indebtedness and other subordinated indebtedness. The junior subordinated debentures will not be subject to a sinking fund. The indenture does not limit our ability to incur or issue other secured or unsecured debt, including senior indebtedness and other subordinated indebtedness, whether under any existing or other indenture that we may enter into in the future or otherwise. See
"-- Subordination" on page __. We are a holding company and almost all of our operating assets and the operating assets of our consolidated subsidiaries are held by such subsidiaries. Accordingly, we rely primarily on dividends from our subsidiaries to meet debt service obligations and pay operating expenses. The inability of our direct or indirect subsidiaries to pay us dividends in an amount sufficient to meet our debt service obligations and pay our operating expenses would have a material adverse effect on us and the Trust. In addition, because we are a holding company, our right to participate in any distribution of assets by any of our subsidiaries upon a subsidiary's liquidation or similar event is subject to the prior claims of creditors of that subsidiary, except to the extent we are
<PAGE 53> recognized as a creditor of that subsidiary. Our
obligations under the junior subordinated debentures are effectively subordinated to all existing and future liabilities of our subsidiaries. The junior subordinated debentures will bear interest, accruing from ___________, 1999, at the annual rate of _____% of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1999, to the person in whose name each junior subordinated debenture is registered at the close of business on the 15th day of the month of such interest payment date, even if the day is not a business day. It is anticipated that unless the Trust is liquidated each junior subordinated debenture will be registered in the name of the Trust and held by the property trustee in trust for you and the holders of the common securities.

          The amount of interest payable for any full interest period will be computed by dividing the annual rate by four. The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. If any date on which interest is payable on the junior subordinated debentures is not a business day, then payment of the interest payable on such date will be made on the next business day (without any interest or other payment in respect of any such delay), or, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the date such payment was originally payable.

          Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount thereof (to the extent permitted by law) at the annual rate of _____%, compounded quarterly.

          The term "interest" includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable interest payment date and, if applicable, any additional sums we pay on the junior subordinated debentures following a tax event (as defined under "Description of Preferred Securities -- Redemption" on page __) that may be required so that distributions payable by the Trust will not be reduced by any additional taxes, duties or other governmental changes.

          The junior subordinated debentures will mature on September 30, 2029, subject to our right to shorten the maturity date at any time to any date not earlier than September 30, 2004, if we have received prior approval of the Federal Reserve Board if then required under applicable capital guidelines or policies of the Federal Reserve Board. In the event we elect to shorten the maturity of the junior subordinated debentures, we will give notice to the registered holders of the junior subordinated debentures, the debenture trustee and the Trust of such
<PAGE 54> shortening no less than 90 days prior to the
effectiveness thereof.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

          So long as no event of default under the indenture has occurred and is continuing, we have the right at any time during the term of the junior subordinated debentures to defer the payment of interest at any time for a period (a) not exceeding
20 consecutive quarterly periods with respect to each extension period, (b) that does not extend beyond the stated maturity of the junior subordinated debentures, and (c) that does not end on a date other than an interest payment date. During any extension period we have the right to make partial payments of interest on any interest payment date. At the end of an extension period we must pay all interest then accrued and unpaid. During an extension period interest will continue to accrue and holders of junior subordinated debentures (and holders of preferred securities while outstanding) will be required to accrue and recognize original issue discount income for United States federal income tax purposes. See "Certain United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount" on page __.

          During any extension period, we may not:

          * declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;
               or

          * make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally with in all respects or junior in interest to the junior subordinated debentures; except that we may:

          (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more of our employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan, or in connection with the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in any acquisition transactions entered into prior to the applicable extension period;

          (b) take any necessary action in connection with any reclassification, exchange or conversion of any
               <PAGE 55> class or series of our capital stock (or
               any capital stock of a subsidiary of ours) for any class or series of our capital stock or any class or series of our indebtedness for any class or series of our capital stock;

          (c) purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

          (d) declare a dividend in connection with any shareholders' rights plan, or issue rights, stock or other property under any shareholders' rights plan, or redeem or repurchase rights pursuant thereto; or

          (e) declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

          So long as no event of default under the indenture has occurred and is continuing before the end of an extension period, we may extend the extension period (subject to the limits imposed on the duration and ending date of an extension period) further deferring the payment of interest. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest or additional interest will be due on the junior subordinated debentures during an extension period, except at its end. We must give you and the debenture trustee notice of our election of such extension period at least one business day prior to the next succeeding interest payment date on which interest on the junior subordinated debentures would be payable but for such deferral for so long as the preferred securities are held by the Trust, or at least one business day prior to the earlier of (1) the next succeeding date the distribution on the preferred securities would have been payable but for the election to begin an extension period and (2) the date the property trustee is required to give you notice of the record date or the date such distribution is payable, but in any event not less than one business day prior to such record date. The debenture trustee will give you prompt notice of our election to begin an extension period. Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period.
  <PAGE 56>
REDEMPTION

          We may redeem the junior subordinated debentures prior to maturity at our option (1) on or after September 30, 2004, in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment event (each as defined under "Description of Preferred Securities -- Redemption"), in each case at a redemption price equal to the outstanding principal amount of the junior subordinated debentures plus accrued interest (including any additional interest) to the redemption date. The proceeds of any such redemption will be used by the Trust to redeem the preferred securities.

          The Federal Reserve Board's risk-based capital guidelines, which are subject to change, currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve Board before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base. Consultation may not be necessary if the equity or capital instrument was redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve Board considers the organization's capital position to be fully adequate after the redemption.

          If we redeem the junior subordinated debentures prior to their stated maturity, such redemption would constitute the redemption of capital instruments under the Federal Reserve Board's current risk-based capital guidelines and may be subject to the prior approval of the Federal Reserve Board. The redemption of the junior subordinated debentures also could be subject to the additional prior approval of the Federal Reserve Board under its current risk-based capital guidelines.

ADDITIONAL SUMS

          We have covenanted in the indenture that, so long as no event of default has occurred and is continuing and except as otherwise specified in the indenture if and for so long as the Trust is the holder of all junior subordinated debentures and the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a tax event, we will pay as additional sums on the junior subordinated debentures such amounts as may be required so that the distributions payable by the Trust will not be reduced as a result of any such additional taxes, duties or other governmental charges. See "Description of Preferred Securities -- Redemption" on page __.
  <PAGE 57>
REGISTRATION, DENOMINATION AND TRANSFER

          The junior subordinated debentures will initially be registered in the name of the Trust. If the junior subordinated debentures are distributed to you, it is anticipated that the depositary arrangements for the junior subordinated debentures will be substantially identical to those in effect for the preferred securities. See "Description of Preferred
Securities -- Book Entry, Delivery and Form" on page __.

          Although DTC has agreed to the procedures described in "Description of Preferred Securities -- Book Entry, Delivery and Form" on page __, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days of receipt of notice from DTC to such effect, we will cause the junior subordinated debentures to be issued in definitive form.

          Payments on junior subordinated debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the junior subordinated debentures, described under "Description of Preferred
Securities -- Book Entry, Delivery and Form" on page __. If junior subordinated debentures are issued in certificated form, principal and interest will be payable, the transfer of the junior subordinated debentures will be registerable, and junior subordinated debentures will be exchangeable for junior subordinated debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the debenture trustee in New York, New York, or at the offices of any paying agent or transfer agent we appoint, provided that payment of interest may be made at our option by check mailed to the address of the persons entitled thereto. However, a holder of $1.00 million or more in aggregate principal amount of junior subordinated debentures may receive payments of interest (other than interest payable at the stated maturity) by wire transfer of immediately available funds upon written request to the debenture trustee not later than 15 calendar days prior to the date on which the interest is payable.

          Junior subordinated debentures are issuable only in registered form without coupons in integral multiples of $10.00. Junior subordinated debentures will be exchangeable for other junior subordinated debentures of like tenor, of any authorized denominations, and of a like aggregate principal amount.

          Junior subordinated debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the indenture or at the office of any transfer agent we designate for
<PAGE 58> such purpose without service charge and upon payment of any taxes and other governmental charges as described in the indenture. We will appoint the debenture trustee as securities registrar under the indenture.

          In the event of any redemption, we will not, nor will the debenture trustee be required to:

          * issue, register the transfer of or exchange junior subordinated debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the junior subordinated debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

          * register the transfer of or exchange any junior subordinated debentures so selected for redemption, except, in the case of any junior subordinated debentures being redeemed in part, any portion of the debenture not to be redeemed.

          Any monies deposited with the debenture trustee or any paying agent, or then held by us in trust, for the payment of the principal of (and premium, if any) or interest on any junior subordinated debenture and remaining unclaimed for two years after this principal (and premium, if any) or interest has become due and payable shall, at our request, be repaid to us and the holder of such junior subordinated debenture must look, as a general unsecured creditor, only to us for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS; CERTAIN COVENANTS

          We have covenanted that at any time (1) there has occurred any event (a) of which we have actual knowledge that with the giving of notice or the lapse of time, or both, would constitute an event of default under the indenture and (b) that we have not taken reasonable steps to cure, (2) if the junior subordinated debentures are held by the Trust, we are in default with respect to our payment of any obligations under the guarantee, or (3) we have given notice of our election of an extension period as provided in the indenture and have not rescinded such notice, or such extension period, or any extension thereof, is continuing, then we will not:

          * make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally in all respects with, or junior in interest to, the junior subordinated debentures; or

          * declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation
               <PAGE 59> payment with respect to, any of our
               capital stock, except that we may:

               (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or shareholder stock purchase plan or in connection with the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in any acquisition transactions entered into prior to any extension period;

               (b) take any necessary action in connection with any reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of any subsidiary of ours) for any class or series of our capital stock or of any class or series of our indebtedness for any class or series of our capital stock;

               (c) purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

               (d) declare a dividend in connection with any shareholders' rights plan, or issue rights, stock or other property under any shareholders' rights plan, or redeem or repurchase rights pursuant thereto; or

               (e) declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

          We have covenanted in the indenture:

          * to continue to hold, directly or indirectly, 100% of the common securities, provided that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;
  <PAGE 60>
          * as holder of the common securities, not to voluntarily terminate, windup or liquidate the Trust, other than:

               (a) in connection with a distribution of junior subordinated debentures to the holders of the preferred securities in liquidation of the Trust; or

               (b)  in connection with certain mergers,
                    consolidations or amalgamations permitted by the trust agreement; and

          * to use reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the Trust to continue to be classified as a grantor trust for United States federal income tax purposes.

MODIFICATION OF INDENTURE

          From time to time, we as well as the debenture trustee may, without the consent of any of the holders of the outstanding junior subordinated debentures, amend, waive or supplement the provisions of the indenture to:

          * evidence the succession of another corporation or association and the assumption by such person of our obligations under the indenture and the junior subordinated debentures;

          * convey, transfer, assign, mortgage, pledge any property to or with the debenture trustee or to surrender any right or power conferred upon us by the indenture;

          * add further covenants, restrictions or conditions for the protection of holders of the junior subordinated debentures or to surrender any right or power conferred upon us under the indenture;

          * change or eliminate any of the provisions of the indenture, so long as at the time of the change or elimination there are no outstanding junior subordinated debentures entitled to the benefit of such provision or such change or elimination does not apply to any outstanding securities;

          * add any events of default under the indenture for the holders of the junior subordinated debentures.

          * add any additional events of default under the indenture for the benefit of the holders of the preferred securities and the common securities;
               <PAGE 61>

          * cure any ambiguity, to correct or supplement any provision in the indenture that may be defective or inconsistent with any other provision in the indenture, provided that such action shall not adversely affect the interest of the holders of the junior subordinated debentures, or so long as they are outstanding the preferred securities in any material respect;

          * change the terms of the junior subordinated debentures to facilitate the issuance of the junior subordinated debentures in certificated or other definitive form;

          * evidence or provide for the appointment of a successor debenture trustee;

          * qualify, or maintain the qualification of, the indenture under the Trust Indenture Act;

          * establish the form or terms of any series of the junior subordinated debentures as permitted by the indenture; or

change or eliminate any of the provisions of this indenture, provided that any such change or elimination may (a) become effective only when there is no security outstanding of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision or
(b) not apply to any outstanding securities.

          The indenture contains provisions permitting the debenture trustee and us, with the consent of the holders of a majority in principal amount of the junior subordinated debentures, to modify the indenture in a manner affecting the rights of the holders of the junior subordinated debentures. However, none of these modifications may be made, without the consent of the holder of each outstanding junior subordinated debenture so affected, that would:

          * change the stated maturity or the principal of, or any installment of interest on, any of the junior subordinated debentures, or reduce the principal amount, the rate of interest or any premium payable upon its redemption, or change the place of payment where, or the currency in which, any such amount is payable, or impair the right to institute suit for the enforcement of any payment on the junior subordinated debentures;
  <PAGE 62>
          * reduce the percentage of principal amount of junior subordinated debentures, the holders of which are required to consent to any modification of, or waiver of rights under, the indenture; or

          * modify any of the relevant provisions of the indenture, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each junior subordinated debenture affected.

          Furthermore, so long as any of the preferred securities remain outstanding,

          * no modification may be made that adversely affects you in any material respect, and no termination of the indenture may occur, and no waiver of any event of default or compliance with any covenant under the indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate liquidation amount of the outstanding preferred securities unless and until the principal of (and premium, if any, on) the junior subordinated debentures and all accrued and unpaid interest have been paid in full and certain other conditions are satisfied; and

          * no amendment may be made affecting interest or principal payments under the indenture that would impair the rights of the holders of the preferred securities provided therein without the prior consent of the holders of each preferred security then outstanding unless and until the principal of (and premium, if any, on) the junior subordinated debentures and all accrued and unpaid interest thereon have been paid in full.

DEBENTURE EVENTS OF DEFAULT

          The indenture provides that any one or more of the following described events with respect to the junior subordinated debentures that has occurred and is continuing constitute an "event of default" with respect to the junior subordinated debentures:

          * failure to pay any interest on the junior subordinated debentures when due and payable and continuance of this default for a period of 30 days (subject to the deferral of any due date in the case of an extension period);

          * failure to pay any principal of or premium, if any, on the junior subordinated debentures when
               <PAGE 63> due and payable whether at the stated
               maturity upon redemption, by declaration of acceleration or otherwise;

          * failure to observe or perform in any material respect certain of the other covenants contained in the indenture for 90 days after written notice of such failure to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding junior subordinated debentures; or

          * the occurrence of the appointment of a receiver or other similar official in any liquidation, insolvency or similar proceeding with respect to us or all or substantially all of our property; or a court or other governmental agency enters a decree or order appointing a receiver or similar official and such decree or order remains unstayed and undischarged for a period of 60 days.

          As described in "Description of Preferred Securities -- Events of Default; Notice" on page __, the occurrence of an event of default in respect of the junior subordinated debentures also will constitute an event of default in respect of the preferred securities and common securities.

          Subject to certain limitations, the holders of at least a majority in aggregate principal amount of outstanding junior subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate principal amount of outstanding junior subordinated debentures may declare the principal due and payable immediately upon an event of default which is continuing, and, should the debenture trustee or such holders of junior subordinated debentures fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities shall have such right. The holders of a majority in aggregate principal amount of outstanding junior subordinated debentures may annul such declaration and waive the default if all defaults (other than the non-payment of the principal of junior subordinated debentures which has become due solely by such acceleration) have been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the debenture trustee and the reasonable compensation, expenses, disbursements and advances of the debenture trustee, its agent and its counsel has been deposited with the debenture trustee. Should the holders of junior subordinated debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the outstanding preferred securities shall have such right. <PAGE 64>

          We are required to certify annually to the debenture trustee as to whether or not we are in compliance with all the conditions and covenants applicable to us under the indenture.

          If an event of default has occurred and is continuing, the debenture trustee will have the right to declare the principal of and the interest on the junior subordinated debentures, and any other amounts payable under the indenture to be due and payable and to enforce its other rights as a creditor of ours with respect to the junior subordinated debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

          If an event of default has occurred and is continuing and such event is attributable to our failure to pay any amounts payable in respect of the junior subordinated debentures on the date such amounts are otherwise payable, you may institute a legal action against us to enforce the payment to you of an amount equal to the amount payable in respect of junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities you hold. We may not amend the indenture to remove the foregoing right to bring such legal action without your prior written consent. We will have the right under the indenture to set-off against the amount owed to the Trust any payment we make to you in connection with such a legal action.

          With certain exceptions, as a holder of preferred securities, you will not be able to exercise directly any remedies available to the holders of the junior subordinated debentures except under the circumstances described in the preceding paragraph unless there has been an event of default under the trust agreement. See "Description of Preferred Securities -- Events of Default; Notice" on page __.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

          The indenture provides that we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, and no entity may consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

          * in the event we consolidate with or merge into another entity or convey or transfer our properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes our obligations in respect of the junior subordinated debentures; provided, however, that nothing in the indenture shall be deemed to restrict or prohibit, and no
               <PAGE 65> supplemental indenture shall be required
               in the case of the merger of a bank (as defined below) with and into a bank or us, the consolidation of banks into a bank or us, or the sale or other disposition of all or substantially all of the assets of any bank to another bank or us, if, in any such case in which we are not the surviving, resulting or acquiring entity, we would own, directly or indirectly, at least 80% of the voting securities of the bank (and of any other bank any voting securities of which are owned, directly or indirectly, by such bank) surviving such merger, resulting from such consolidation or acquiring such assets;

          * immediately after giving effect thereto, no event of default with respect to the junior subordinated debentures, and no event which, after notice or lapse of time or both, would constitute an event of default with respect to the junior subordinated debentures, has occurred and is continuing; and

          * certain other conditions as prescribed in the indenture are satisfied.

          For purposes of the first bullet point above, the term
"bank" means each of:

          * any banking subsidiary of ours the consolidated assets of which constitute 20% or more of our consolidated assets;

          * any other banking subsidiary designated as a bank pursuant to a board resolution and set forth in an officers' certificate delivered to the trustee;
               and

          * any subsidiary of ours that owns, directly or indirectly, any voting securities, or options, warrants or rights to subscribe for or purchase voting securities, of any bank under the first and second bullet points above and in the case of all three bullet points above their respective successors (whether by consolidation, merger, conversion, transfer of substantially all their assets and business, or otherwise) so long as any such successor is a banking subsidiary (in the case of the first and second bullet point or a subsidiary (in the case of the third bullet point) of ours.

          The provisions of the indenture do not afford holders of the junior subordinated debentures protection in the event we
<PAGE 66> are involved in a highly leveraged or other transaction that may adversely affect holders of the junior subordinated debentures.

SATISFACTION AND DISCHARGE

          The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged the indenture when:

          * all junior subordinated debentures have been delivered to the debenture trustee for cancellation, or all junior subordinated debentures not previously delivered to the debenture trustee for cancellation (1) have become due and payable, or (2) will become due and payable at the stated maturity within one year or
               (3) are to be called for redemption within one year under arrangements satisfactory to the debenture trustee;

          * we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the junior subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit or to the stated maturity or redemption date; and

          * we have paid all other sums payable by us under the indenture and we have delivered applicable certificates and opinions of counsel that indicate we have complied with all of our obligations.

SUBORDINATION

          The junior subordinated debentures generally will be subordinate and junior in right of payment, to the extent set forth in the indenture, to all of our senior indebtedness or other subordinated indebtedness (as defined below). If we default in the payment of any principal, premium, if any, or interest, if any, or any other amount payable on any senior or other subordinated indebtedness when the same becomes due and payable whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then unless and until such default has been cured or waived or has ceased to exist or all senior indebtedness has been paid, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) may be made or agreed to be made on the junior subordinated debentures, or in respect of any redemption repayment, retirement, purchase or other acquisition of any of the junior subordinated debentures. <PAGE 67>

          As used herein, "senior indebtedness or other subordinated indebtedness" means, whether recourse is to all or a portion of our assets and whether or not contingent:

          *    every obligation of ours for money borrowed;

          * every obligation of ours evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

          * every reimbursement obligation of ours with respect to letters of credit, bankers' acceptances or similar facilities issued for our account;

          * every obligation of ours issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

          *    every capital lease obligation of ours;

          * every obligation of ours for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest, foreign exchange rate contracts, commodity contracts and similar arrangements; and

          * every obligation of the type referred to above of another person and all dividends of another person the payment of which, in either case, we have guaranteed or for which we are responsible or liable, directly or indirectly, as obligor or otherwise.

However, senior indebtedness and other subordinated indebtedness shall not include any of the following:

          * any obligations which, by their terms, are expressly stated to rank equally in right of payment with, or to not be superior in right of payment to, the junior subordinated debentures;

          * any of our indebtedness and other subordinated indebtedness which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

          *    any indebtedness of ours to any of our
               subsidiaries;
  <PAGE 68>
          * indebtedness, other than indebtedness for wages or bank deposits, payable to executive officers, directors or employees; and

          * any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with us that is a financing entity of ours in connection with the issuance by such financing entity of securities that are similar to the preferred securities.

          As of June 30, 1999, our senior indebtedness and other subordinated indebtedness was approximately $303.7 million. All senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) must first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the junior subordinated debentures in the event of:

          * any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, imposition or other similar proceedings relating to us, our creditors or our property;

          * any proceeding for our liquidation, dissolution or other winding up, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

          *    any assignment by us for the benefit of creditors;
               or

          *    any other marshaling of our assets.


In such event, any payment or distribution on account of the junior subordinated debentures, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the junior subordinated debentures will be paid as described above directly to the holders of senior indebtedness in accordance with the priorities then existing among such holders until all senior indebtedness and other subordinated indebtedness (including any interest accruing after the commencement of any such proceedings) has been paid in full.

          In the event of any proceeding described above, after payment in full of all sums owing with respect to our senior indebtedness and other subordinated indebtedness, the holders of junior subordinated debentures, together with the holders of our obligations ranking on a parity with the junior subordinated debentures, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the junior subordinated
<PAGE 69> debentures and such other obligations.  This payment will be made before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or obligations ranking junior to the junior subordinated debentures and such other obligations. If payment or distribution on account of the junior subordinated debentures of any character or security, whether in cash, securities or other property, is received by any holder of any junior subordinated debentures in contravention of any of the terms of the indenture and before all our senior indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of our senior indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.

          By reason of such subordination, in the event of our insolvency, holders of senior indebtedness and other subordinated indebtedness may receive more, ratably, and holders of the junior subordinated debentures may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default in respect of the junior subordinated debentures.

          The indenture places no limitation on the amount of additional senior indebtedness and other subordinated indebtedness that we may incur. We expect from time to time to incur additional senior indebtedness and other subordinated indebtedness.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

          The debenture trustee, other than during the occurrence and continuance of a default undertakes to only perform such duties as are specifically contained in the indenture, is under no obligation to exercise any of the powers vested in it by the indenture and after an event of default, must exercise the same degree of care and skill as a prudent person would in the conduct of his or her own affairs. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

          The debenture trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. The debenture trustee may consult with counsel of its choice and the advice of such counsel or any opinion of such counsel shall be
<PAGE 70> full and complete authorization and protection in
respect of any action taken in reliance thereon.

          The Bank of New York, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements with us or our subsidiaries relating to other issues of our securities. In addition, we as well as certain of our affiliates may have other banking relationships with the Bank of New York and its affiliates.

GOVERNING LAW

          The indenture and the junior subordinated debentures will be governed by and construed in accordance with the laws of the State of New York.

                    DESCRIPTION OF GUARANTEE

          We will execute and deliver the guarantee concurrently with the issuance of preferred securities by the Trust for your benefit. The Bank of New York will act as guarantee trustee under the guarantee and will hold the guarantee for your benefit. This summary of certain provisions of the guarantee is not complete. You should read the form of the guarantee, which is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the guarantee are referred to in this prospectus, such terms are incorporated herein by reference. A copy of the form of guarantee is available upon request from the guarantee trustee. The guarantee will be qualified as an indenture under the Trust Indenture Act. This summary is qualified by reference to the Trust Indenture Act and you should be familiar with its provisions.

GENERAL

          We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth in the guarantee and described herein, the payments described below to you, as and when due, regardless of any defense, right of set-off or counterclaim which the Trust may have or assert other than the defense of payment. The following payments with respect to the preferred securities, to the extent not paid or made by or on behalf of the Trust, will be subject to the guarantee without duplication:

          * any accumulated and unpaid distributions required to be paid on the preferred securities, to the extent that the Trust has funds available for their payment at such time;

          * the redemption price with respect to any preferred securities called for redemption by the Trust, to
               <PAGE 71> the extent that the Trust has funds
               available for its payment at such time; and

          * upon a voluntary or involuntary termination, winding up or liquidation of the Trust (unless the junior subordinated debentures are distributed to you and the other holders of the preferred securities), the lesser of:

               (a) the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the Trust has funds available for their payment; and

               (b) the amount of assets of the Trust remaining available for distribution to you on liquidation of the Trust.

          Our obligation to make a guarantee payment may be satisfied by directly paying you or by causing the Trust to pay you.

          The guarantee will be an irrevocable, subordinated guarantee of payment on a subordinated basis of the Trust's obligations under the preferred securities. The guarantee will apply only to the extent that the Trust has funds sufficient to make such payments. If we do not make payments on the junior subordinated debentures held by the Trust, the Trust will not be able to pay any amounts payable in respect of the preferred securities and will not have funds available for these payments. The guarantee will rank subordinate and junior in right of payment to all of our senior indebtedness and all of our other subordinated indebtedness. See "-- Status of the Guarantee" on page __.

          We will, through the guarantee, the trust agreement, the subordinated debentures and the indenture, taken together, fully and unconditionally guarantee all of the Trust's obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the preferred securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee" on page __.
  <PAGE 72>
STATUS OF THE GUARANTEE

          The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior indebtedness and subordinated indebtedness in the same manner as the junior subordinated debentures. The guarantee does not limit our ability to incur or issue other secured or unsecured senior or subordinated indebtedness and we expect to incur, from time to time, additional senior and subordinated indebtedness. In addition, because we are a holding company, our right to participate in any distribution of assets by any of our subsidiaries upon a subsidiary's liquidation or similar event is subject to the prior claims of the creditors of the subsidiary except to the extent we are recognized as a creditor of that subsidiary. Our obligations under the guarantee are effectively subordinated to all existing and future liabilities of any of our subsidiaries and their respective subsidiaries.

          The guarantee will constitute a guarantee of payment and not of collection. A guarantee of payment entitles the guarantee trustee or you to institute a legal proceeding directly against us as the guarantor to enforce your rights under the guarantee without first instituting a legal proceeding against the Trust or any other person or entity. The guarantee will be held by the guarantee trustee for your benefit. The guarantee will not be discharged except by paying the amounts required under the guarantee in full to the extent not paid by the Trust or distributing the junior subordinated debentures to you.

AMENDMENTS AND ASSIGNMENT

          Except with respect to any changes that do not materially adversely affect your rights (in which case no consent will be required), the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. The manner of obtaining any such approval is set forth under "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement" on page __. All guarantees and agreements contained in the guarantee will bind our successors, assigns, receivers, trustees and representatives and will inure to your benefit and the benefit of all of the holders of the preferred securities then outstanding. Except in connection with a consolidation, merger or sale involving us that is permitted under the indenture and pursuant to which the assignee agrees in writing to perform our obligations under the guarantee, we may not assign our obligations under the guarantee.
  <PAGE 73>
EVENTS OF DEFAULT

          An event of default under the guarantee will occur if we fail to perform any of our payment or other obligations under the guarantee, or fail to perform any non-payment obligation if our failure remains unremedied for 30 days. The holders of a majority in aggregate liquidation amount of the outstanding preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee under the guarantee or to direct the guarantee trustee to exercise any trust or power conferred upon the guarantee trustee under the guarantee.

          In addition to acts taken by the guarantee trustee, you may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity. Since you will not be the record holder of the preferred securities while they are in book-entry form, you will have to observe the procedures of DTC to take such action. See "Description of Preferred Securities -- Book Entry, Delivery and Form" on page __.

          We are required, as guarantor, to certify annually to the guarantee trustee whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

          The guarantee trustee, other than during a default by us in performance of the guarantee, undertakes to perform only duties that are set forth in the guarantee. After the occurrence of an event of default with respect to the guarantee, the guarantee trustee must exercise such rights and powers vested in it by the guarantee and must exercise the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The guarantee trustee is under no obligation to expend or risk its own funds or otherwise incur any personal financial liability in the performance of its duties or in the exercise of any of its rights or powers if it has reasonable grounds to believe that repayment or adequate indemnity is not assured.

          For information concerning our relationship with The
Bank of New York Company, as guarantee trustee, see "Description of Junior Subordinated Debentures -- Information Concerning the
Debenture Trustee" on page __.

TERMINATION OF THE GUARANTEE

          The guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the preferred securities, upon full payment of the amounts payable
<PAGE 74> with respect to the preferred securities upon
liquidation of the Trust, or upon distribution of junior subordinated debentures to you and the other holders of the preferred securities in exchange for all of the preferred securities. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time you must return payment of any sums paid to you under the preferred securities or the guarantee.

GOVERNING LAW

          The guarantee will be governed by and construed in accordance with the laws of the State of New York.

   RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR
             SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

          We have irrevocably guaranteed, on a subordinate basis, payments of distributions and other amounts due on the preferred securities (to the extent that the Trust has funds available for such payment) to the extent set forth under "Description of Guarantee" on page __. Taken together, our obligations under the junior subordinated debentures, the indenture, the trust agreement and the guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations in respect of the preferred securities.

          If and to the extent that we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of amounts payable with respect to the preferred securities when the Trust does not have sufficient funds to pay such amounts. In such event, your remedy is to institute a legal proceeding directly against us for enforcement of our payment obligations under the junior subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities you hold.

          Our obligations under the junior subordinated debentures and the guarantee are subordinate and junior in right of payment to all of our senior indebtedness and other subordinated indebtedness. An event of default under any of our senior indebtedness or other subordinated indebtedness would not constitute an event of default in respect of the preferred securities. However, in the event of payment defaults under, or acceleration of, our senior indebtedness or other subordinated
<PAGE 75> indebtedness, the subordination provisions of the
indenture provide that no payments may be made in respect of the junior subordinated debentures until such senior indebtedness or other subordinated indebtedness has been paid in full or any payment default on senior indebtedness or other subordinated indebtedness has been cured or waived. See "Description of Junior Subordinated Debentures -- Subordination" on page __. Failure to make required payments on the junior subordinated debentures would constitute an event of default in respect of the preferred securities.

SUFFICIENCY OF PAYMENTS

          As long as we make the payments on the junior subordinated debentures when they are due, such payments will be sufficient to cover distributions and other payments distributable on the preferred securities, primarily because:

          * the aggregate principal amount of the junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the preferred securities and common securities;

          * the interest rate and interest and other payment dates on the junior subordinated debentures will match the distribution rate, distribution dates and other payment dates for the preferred securities;

          * we will pay for any and all costs, expenses and liabilities of the Trust except the Trust's obligations to you and to us, as the holder of the common securities, to pay amounts due under the preferred securities and the common securities, respectively; and

          * the trust agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

          Notwithstanding anything to the contrary in the indenture, we have the right to set-off any payment we are otherwise required to make thereunder against and to the extent we have previously made, or are concurrently making, a payment under the guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

          You may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the Trust or any other person or entity. See "Description of Guarantee" on page __.
  <PAGE 76>
RIGHTS TO DISTRIBUTIONS

          The preferred securities represent preferred undivided beneficial interests in the assets of the Trust, and the Trust exists for the sole purposes of issuing the preferred securities and common securities and investing the proceeds from their issuance in the junior subordinated debentures and engaging in other activities necessary, convenient or incidental thereto. A principal difference between your rights as a holder of preferred securities and a holder of a junior subordinated debenture is that a holder of a junior subordinated debenture is entitled to receive from us payments on the junior subordinated debentures held, while you are entitled to receive distributions or other amounts distributable with respect to the preferred securities from the Trust (or from us under the guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

RIGHTS UPON DISSOLUTION

          Upon any voluntary or involuntary dissolution of the Trust, other than any dissolution involving the distribution of the junior subordinated debentures to you and the other holders of the preferred securities, and after satisfaction of liabilities to creditors of the Trust as required by applicable law, you will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution" on page __. If we are voluntarily or involuntarily liquidated or declare bankruptcy, the Trust, as registered holder of the junior subordinated debentures, will be our subordinated creditor, subordinated and junior in right of payment to all our senior indebtedness or other subordinated indebtedness as set forth in the indenture, but entitled to receive payment in full of all amounts payable with respect to the junior subordinated debentures before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed under the indenture to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to you and the holders of the common securities), your position as a holder of the preferred securities and the position of a holder of such junior subordinated debentures relative to other creditors and to our shareholders in the event of our liquidation or bankruptcy are expected to be substantially the same.
  <PAGE 77>
      CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

          In the opinion of Stevens & Lee, P.C., Reading, Pennsylvania, our counsel, the following discussion fairly summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities.

          Except where we state otherwise, this summary deals only with preferred securities held as capital assets (within the meaning of the Internal Revenue Code of 1986, as amended (the
"Code")) by a holder who:

          *    is a United States Person (as defined below), and

          * purchases the preferred securities upon original issuance at their original issue price.

          "United States Person" means a beneficial owner of preferred securities that, for United States federal income tax purposes, is:

          *    a citizen or resident of the United States;

          * a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

          *    an estate the income of which is subject to United
               States federal income taxation without regard to its source; or

          * a trust that (y) is subject to the supervision of a court within the United States and the control of one or more United States Persons or (z) has a valid election in effect under the applicable United States Treasury regulations to be treated as a United States Person.

          This summary does not discuss all of the tax consequences that may be relevant to beneficial owners who are subject to special rules, such as:

          *    banks,

          *    thrift institutions,

          *    real estate investment trusts,

          *    regulated investment companies,

          *    insurance companies,   <PAGE 78>

          *    dealers in securities or currencies,

          *    securities traders that elect to mark to market,

          *    tax-exempt organizations,

          * individual retirement and certain tax-deferred accounts,

          * persons holding a preferred security as a position in a straddle, or as part of a hedging, conversion or other integrated investment; and

          * except with respect to the discussion under the caption "Non-United States Holders," persons who are not United States Persons.

          In addition, this summary does not address:

          * the income tax consequences to stockholders in, or partners or beneficiaries or, a holder of preferred securities;

          * the United States alternative minimum tax consequences of purchasing, owning and disposing of preferred securities; or

          * any state, local or foreign tax consequences of purchasing, owning and disposing of preferred securities.

          This summary is based on United States federal income tax laws in effect as of the date of this prospectus, including applicable regulations and administrative and judicial interpretations. Changes to any of these laws, regulations or interpretations after this date may affect the tax consequences described below, possibly on a retroactive basis.

          The authorities on which this summary is based are subject to various interpretations, and the opinions of Stevens & Lee, P.C., are not binding on the Internal Revenue Service (the "Service"), or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Service with respect to the transactions described herein. Accordingly, we cannot assure you that the Service will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

          We advise you to consult your tax advisor regarding the tax consequences of purchasing, owning and disposing of the preferred securities based on your particular circumstances and the relevant taxing jurisdictions.
  <PAGE 79>
CLASSIFICATION OF THE TRUST. Stevens & Lee is of the opinion that (1) under current law and based on the representations, facts and assumptions set forth in this prospectus, (2) assuming full compliance with the terms of the trust agreement, and
(3) based on certain assumptions and qualifications referred to in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and not an association taxable as a corporation. Accordingly, for United States federal income tax purposes, you generally will be considered the owner of an undivided interest in the junior subordinated debentures owned by the Trust, and you will be required to include all income or gain recognized for United States federal income tax purposes with respect to your share of the junior subordinated debentures on your United States federal income tax return.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES. We intend to take the position that the junior subordinated debentures will be classified for United States federal income tax purposes as indebtedness of Main Street Bancorp, Inc. under current law and, by acceptance of preferred securities, each holder covenants to treat the junior subordinated debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the junior subordinated debentures. No assurance can be given, however, that the Service will not challenge such position or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the junior subordinated debentures will be treated as indebtedness of Main Street Bancorp, Inc. for United States federal income tax purposes.

          To the extent the junior subordinated debentures are classified as indebtedness for United States federal income tax purposes, a corporate holder of the preferred securities will not be entitled to claim a dividends-received deduction for any income recognized with respect to such securities.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT. Under Treasury Regulations, a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with original issue discount ("OID"). We believe that the likelihood of our exercising our option to defer payments is remote, based in part on the fact that exercising that option would prevent us from declaring dividends on our common stock and would prevent us from making any payments with respect to debt securities that rank equally with or junior to the junior subordinated debentures. Based on the foregoing, we intend to take the position that the junior subordinated debentures will not be considered to be issued with OID at the time of their original issuance. Accordingly, you will be taxed on stated interest on the junior subordinated debentures when such interest is paid or accrued in accordance with your regular method of tax accounting.
  <PAGE 80>

          In the event that we exercise our option to defer the payment of stated interest on the junior subordinated debentures, the junior subordinated debentures would be treated, solely for purpose of the OID rules, as being "re-issued" at such time with OID. Under these rules, a holder of the junior subordinated debentures or preferred securities would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held even though there would be no actual cash payments of interest during the extended interest payment period. The amount of OID income includible in the taxable income of a holder of the junior subordinated debentures or preferred securities would be determined on the basis of a constant yield method over the remaining term of the instrument and the actual receipt of future payments of stated interest on the junior subordinated debentures or preferred securities would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase the holder's adjusted tax basis in the junior subordinated debentures or preferred securities and the holder's actual receipt of payments would reduce such basis.

          The Treasury regulations dealing with OID and the deferral of interest have not yet been addressed in any rulings or other interpretations by the Service. If our power or right to exercise our option to defer payments of interest is not treated by the Service as remote, the junior subordinated debentures would be treated as initially issued with OID. In such event, you would be required to include OID in your taxable income over the term of the junior subordinated debentures on a daily accrual basis, as described above.

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST. Under certain circumstances described above (see "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution"), the Trust may distribute the junior subordinated debentures to you in exchange for your preferred securities in liquidation of the Trust. Except as discussed below, such a distribution would not be a taxable event for United States federal income tax purposes, and you would have an aggregate adjusted basis in the junior subordinated debentures you receive for United States federal income tax purposes equal to your aggregate adjusted basis in your preferred securities. For United States federal income tax purposes, your holding period in the junior subordinated debentures you receive in such a liquidation of the Trust would include the period during which you held the preferred securities. If, however, the relevant event is a tax event as described in "Description of Preferred Securities -- Redemption," which results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to you for United States federal income tax purposes.
  <PAGE 81>
          Under certain circumstances described herein (see "Description of Preferred Securities"), we may redeem junior subordinated debentures for cash and distribute the proceeds of such redemption to you in redemption of your preferred securities. Such a redemption would be taxable for United States federal income tax purposes, and you would recognize gain or loss as if you had sold the preferred securities for cash. See
"-- Sales of Preferred Securities" below.

SALES OF PREFERRED SECURITIES. If you sell or exchange your preferred securities (including a redemption for cash), you will recognize gain or loss equal to the difference between your adjusted tax basis in the preferred securities and the amount realized on the sale of such preferred securities. If you dispose of a preferred security prior to an extended interest payment period, any portion of the amount you receive that is attributable to accrued interest will be treated as interest income and will not be treated as part of the amount realized for purposes of determining your gain or loss on the disposition of preferred securities. Your adjusted tax basis in the preferred securities generally will be the initial purchase price, increased by OID previously included (or currently includible) in your gross income to the date of disposition, and decreased by payments received on the preferred securities (other than any interest received with respect to the period prior to the date that preferred securities are treated as issued with OID). Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if you have held the preferred securities as a capital asset for more than one year prior to the date of disposition. In the case of individuals, trusts and estates, long-term capital gains generally are taxed at reduced rates. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income for United States federal income tax purposes.

NON-UNITED STATES HOLDERS

          The following discussion applies to you only if you are beneficial owner of preferred securities and are not a United
States Person as defined above. Under present United States federal income tax law:

          (a) No withholding of United States federal income tax will be required with respect to the payment by us, the Trust or any paying agent of principal or interest (which for purposes of this discussion includes any OID) on the preferred securities (or the junior subordinated debentures) provided that (i) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the regulations thereunder, (ii) you are not a controlled foreign corporation that is related to us through stock ownership, (iii) you are not a bank whose receipt of interest on a junior subordinated debenture or preferred security is described in <PAGE 82>
Section 881(c)(3)(A) of the Code and (iv) either (a) you provide your name and address on a Form W-8 and certify, under penalties of perjury, that you are not a United States Person, or (b) a financial institution holding the preferred security (or the junior subordinated debenture) on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8 from you and provides us with a copy.

          (b) No withholding of United States federal income tax will be required with respect to any gain realized by you upon the sale or other disposition of the preferred securities (or the junior subordinated debentures).

          If you cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to you will be subject to a 30% United States federal withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from, or a reduction of, such withholding tax under the benefit of a tax treaty or (2) IRS Form W-8ECI stating that interest paid on the preferred securities (or the junior subordinated debentures) is not subject to such withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

          If you are engaged in a trade or business in the United States and interest on the preferred securities (or the junior subordinated debentures) is effectively connected with the conduct of such trade or business, you will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Person. In addition, if you are a foreign corporation, you may be subject to a 30% branch profits tax.

          Any gain realized upon the sale or other disposition of the preferred securities (or the junior subordinated debentures) generally will not be subject to United States federal income tax unless (i) such gain is effectively connected with a United States trade or business conducted by you, (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met, or (iii) in the case of any gain representing accrued interest on the junior subordinated debentures, the requirements described for exemption for withholding above are not satisfied.

          Your estate will not be subject to U.S. federal estate tax on the preferred securities (or the junior subordinated debentures) beneficially owned by you at the time of your death, provided that (1) you do not own (within the meaning of the Internal Revenue Code and Treasury Regulations) 10% or more of the total combined voting power of all classes of our voting stock, and (2) interest on the preferred securities (or junior
<PAGE 83> subordinated debentures) would not have been, if
received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

NON-UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT
THE NEW RULES CONCERNING WITHHOLDING ON NON-UNITED STATES HOLDERS
AND THE RELATED TRANSITION RULES.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

          The amount of interest paid and OID accrued on the preferred securities to United States Persons (other than corporations and other exempt recipients) will be reported to the IRS. It is anticipated that income on the preferred securities will be reported to holders on Form 1099 and mailed to holders of the preferred securities by January 31 following each calendar year.

           "Backup" withholding at a rate of 31% will apply to payments of interest and payments of disposition (including redemption) proceeds to you if you are a non-exempt United States Person unless you furnish your taxpayer identification number in the manner prescribed in applicable Treasury regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding, and meet certain other conditions. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished to the Service.

                      ERISA CONSIDERATIONS

          Before authorizing an investment in the preferred securities, fiduciaries of pension, profit sharing or other employee benefit plans subject to the Employee Retirement Income Security Act of 1974 or ERISA should consider, among other matters:

     - ERISA's fiduciary standards (including its prudence and diversification requirements);

     - whether such fiduciaries have authority to make such investment in the preferred securities under the applicable plan investment policies and governing instruments; and

     - rules under ERISA and the Internal Revenue Code that prohibit plan fiduciaries from causing a plan to engage in a "prohibited transaction."

          Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code, from, among other things, engaging in certain
<PAGE 84> transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to such plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Internal Revenue Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Internal Revenue Code.

          The Department of Labor has issued a regulation, the plan assets regulation concerning the definition of what constitutes the assets of a plan. The plan assets regulation provides that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a plan makes an "equity" investment will be deemed, for purposes of ERISA, to be assets of the investing plan unless certain exceptions apply.

          Pursuant to an exception contained in the plan assets regulation, the assets of the Trust would not be deemed to be "plan assets" of investing plans if, immediately after the most recent acquisition of any equity interest in the Trust, less than 25% of the value of each class of equity interests in the Trust were held by plans, other employee benefit plans not subject to ERISA or Section 4975 of the Internal Revenue Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets," or benefit plan investors. No assurance can be given that the value of the preferred securities held by benefit plan investors will be less than 25% of the total value of such preferred securities at the completion of the offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. We will purchase and hold all of the common securities.

          There can be no assurance that any of the exceptions set forth in the plan assets regulation will apply to the purchase of preferred securities offered hereby and, as a result, an investing plan's assets could be considered to include an undivided interest in the junior subordinated debentures held by the Trust. In the event that assets of the Trust are considered assets of an investing plan, the Property Trustee, we and/or others, in providing services with respect to the junior subordinated debentures, could be considered fiduciaries to such plan and subject to the fiduciary responsibility provisions of Title I of ERISA. In addition, certain transactions involving the Trust and/or the preferred securities could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Internal Revenue Code with respect to a
<PAGE 85> plan.  For example, if we are a party in interest with respect to an investing plan, extensions of credit between us and the Trust (as represented by the junior subordinated debentures and the guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Internal Revenue Code.

          The Department of Labor has issued five prohibited transaction class exemptions, or PTCEs, that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the preferred securities, assuming that assets of the Trust were deemed to be plan assets of plans investing in the Trust (see above). Those class exemptions are:

     - PTCE 96-23 (for certain transactions determined by in-house asset, managers);

     - PTCE 91-38 (for certain transactions involving bank collective investment funds);

     - PTCE 95-60 (for certain transactions involving insurance company general accounts);

     - PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts); and

     - PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

          Because of ERISA's prohibitions and those of Section 4975, of the Internal Revenue Code, the preferred securities may not be purchased or held by any plan, any entity whose underlying assets include plan assets by reason of any plan's investment in the entity, or a plan asset entity, or any other person investing plan assets of any plan, unless such purchase or holding is covered by the exemptive relief provided by PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption. If a purchaser or holder of the preferred securities that is a plan or a plan asset entity elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, we and the Trust may
require a satisfactory opinion of counsel or other evidence with respect to the availability of such exemption for such, purchase and holding. Any purchaser or holder of the preferred securities that is a plan or a plan asset entity or is purchasing such securities on behalf of or with plan assets will be deemed to have represented by its purchase and holding thereof that:

     - the purchase and holding of the preferred securities is covered by the exemptive relief provided by PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption;
  <PAGE 86>
     - Main Street and the administrators are not "fiduciaries," within the meaning of Section 3(21) of ERISA and the regulations thereunder, with respect to such person's interest in the preferred securities or the junior subordinated debentures; and

     - in purchasing the preferred securities, such person approves the purchase of the junior subordinated debentures and the appointment of the Trustee.

          Insurance companies considering an investment in the preferred securities should note that the Small Business Job Protection Act of 1996 added new Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Internal Revenue Code. Pursuant to Section 401(c) of ERISA, the Department of Labor issued the proposed general account regulations in December 1997 with respect to insurance policies that are supported by an insurer's general account. The proposed general account regulations are intended to provide guidance on which assets held by the insurer constitute plan assets of a plan for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code.

          Any plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue
Code proposing to acquire preferred securities should consult with their own counsel.

          Governmental plans and certain church plans are not subject to ERISA, and are also not subject to the prohibited transaction provisions of Section 4975 of the Internal Revenue Code. However, state laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction provisions similar to those under ERISA and the Internal Revenue Code discussed above. Accordingly, fiduciaries of governmental and church plans, in consultation with the advisers, should consider the impact of their respective state laws on investments in the preferred securities and the considerations discussed above to the extent applicable.

                          UNDERWRITING

          Subject to the terms and conditions of an underwriting agreement, the underwriters named below, for whom Wheat First Securities, a division of First Union Capital Markets Corp., and Janney Montgomery Scott LLC, are acting as representatives, have severally agreed to purchase from us, and we have agreed to sell to them, the respective number of preferred securities set forth opposite each underwriter's name below:

                                            Principal Amount of
     Underwriter                            Preferred Securities
<PAGE 87>
Wheat First Securities                        $__________
Janney Montgomery Scott LLC                   $__________

          The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by their counsel and to various conditions. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the preferred securities (other than those covered by the over-allotment option discussed below) if any are purchased.

          The underwriters will initially offer the preferred securities to the public at the price stated on the cover page. The underwriters may offer preferred securities to selected dealers at the public offering price less a concession of up to $_____ per preferred security. Those dealers may reallow a discount not in excess of $_____ per preferred security to other brokers and dealers. After the initial offering of the preferred securities, the underwriters may change the offering price, concession, discount and other selling terms.

          In connection with the offering of the preferred securities, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the SEC's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the preferred securities. Such transactions may include transactions in which the underwriters create a short position for their own account by selling more preferred securities than they are committed to purchase from the Trust. In such a case, to cover all or part of the short position, the underwriters may purchase preferred securities in the open market following completion of the initial offering of preferred securities. The underwriters also may engage in stabilizing transactions in which it bids for, and purchases, the preferred securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the preferred securities. The underwriters also may reclaim any selling concessions allowed to a dealer if the underwriters repurchase preferred securities distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the preferred securities at a level above that which might otherwise prevail in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the preferred securities. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

          The underwriters agreed to purchase the preferred securities at the price stated on the cover page of this
<PAGE 88> prospectus. Because the Trust will use the proceeds from the sale of the preferred securities to purchase the junior subordinated debentures from us, we have agreed to pay the underwriters compensation in the amount of $_______ per preferred security:

          We estimate that we will spend approximately $250,000 for printing, depository and trustees' fees, legal and accounting fees, and other expenses of the offering in addition to underwriting compensation.

          We and the Trust have agreed that, during the period beginning from the date of the underwriting agreement and continuing to and including the earlier of (1) the termination of trading restrictions on the preferred securities, as communicated to us by the underwriters, and (2) 180 days following the closing of the offering, we will not offer, sell, contract to sell or otherwise dispose of any additional securities of the Trust or of ours substantially similar to the preferred securities or any securities convertible into or exchangeable for or that represent the right to receive any such similar securities, without the consent of the underwriters, which consent shall not be unreasonably withheld.

          Prior to this offering, there has been no public market for the preferred securities. An application will be made to have the preferred securities approved for listing on the Amercian Stock Exchange under the symbol "_____," subject to notice of issuance. Trading of the preferred securities on the Amercian Stock Exchange is expected to commence at the time of the initial delivery of the preferred securities. No assurance can be given as to the liquidity of or the existence of the trading market for the preferred securities.

          We and the Trust have agreed to indemnify the underwriters against liabilities arising from the offering of the preferred securities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

          The underwriters and their affiliates may provide investment banking services for us or our affiliates in the future for which they would expect to receive customary fees and commissions.

                     VALIDITY OF SECURITIES

          The validity of the guarantee and the junior subordinated debentures and certain tax matters will be passed upon for us by Stevens & Lee, P.C., our counsel, and certain legal matters will be passed upon for the underwriters by Alston & Bird. Certain matters of Delaware law relating to the validity of the preferred securities, the enforceability of the
<PAGE 89> trust agreement and the creation of the Trust will be passed upon by Richards, Layton & Finger, P.A. as special Delaware counsel to us and the Trust. Stevens & Lee will rely as to certain matters of Delaware law on the opinion of Richards, Layton & Finger, P.A.

                             EXPERTS

          Beard & Company, Inc., independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998 as set forth in their report, which is included and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are included and incorporated by reference in reliance on Beard & Company, Inc.'s report, given on their authority as experts in accounting and auditing.

            WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission also are available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our common stock is listed on the Nasdaq National Market under the symbol "MBNK".

          This prospectus is part of a registration statement we filed with the Securities and Exchange Commission and does not contain all of the information set forth in the registration statement. You should consult the registration statement for further information with respect to our company and these securities.

          The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information and information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.
  <PAGE 90>
          *    Annual Report on Form 10-K for the year ended
               December 31, 1998;

          * Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and

          * Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

          You may request a copy of these filings, at no cost, by writing or calling us at the following address: Secretary, Main
Street Bancorp, Inc., 601 Penn Street, Box 1097, Reading,
Pennsylvania 19603, telephone (610) 685-1400.

          No separate financial statements of the Trust have been included or incorporated by reference in this document. We do not, nor does the Trust, consider that such financial statements would be material to holders of the preferred securities because the Trust is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the junior subordinated debentures and issuing the preferred securities and common securities. See "MBNK Capital Trust I" on page __, "Description of Preferred Securities" on page __, "Description of Junior Subordinated Debentures" on page __, and "Description of Guarantee" on page __. In addition, we do not expect that the Trust will be filing reports under the Securities Exchange Act of 1934 with the SEC.
  <PAGE 91>
TABLE OF CONTENTS

                                              Page


Cautionary Statement Regarding Forward-
  Looking Statements.......................
Prospectus Summary.........................
Selected Consolidated Financial Data.......
Risk Factors...............................
Use of Proceeds............................
Consolidated Ratios of Earnings to Fixed
  Charges
Capitalization.............................
Accounting Treatment.......................
MBNK Capital Trust I.......................
Description of Trust Preferred
  Securities...............................
Description of Junior Subordinated
  Debentures...............................
Description of Guarantee...................
Relationship Among the Trust Preferred
  Securities, the Junior Subordinated
  Debentures and the Guarantee.............
Certain United States Federal Income Tax
  Consequences.............................
Certain ERISA Considerations...............
Underwriting...............................
Validity of Securities.....................
Experts....................................
Where You Can Find Additional Information..

PROSPECTUS
__________, 1999

__________ PREFERRED SECURITIES

MBNK CAPITAL
TRUST I


_________% CUMULATIVE PREFERRED SECURITIES
(LIQUIDATION AMOUNT $10.00 PER TRUST
PREFERRED SECURITY)
FULLY AND UNCONDITIONALLY
GUARANTEED AS DESCRIBED HEREIN BY

MAIN STREET BANCORP, INC.

[Main Street Bancorp Logo]

WHEAT FIRST SECURITIES
  <PAGE 92>
JANNEY MONTGOMERY SCOTT LLC  <PAGE 93>

                             PART II
           INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following expenses, other than the SEC registration fee, are estimated. All expenses of this offering will be paid by the Company.

SEC registration fee .................................   $ 11,120
Trustee's fees .......................................   $  6,000
Blue Sky fees and expenses ...........................      5,000
Transfer agent's and registrar's fees and expenses....          0
Printing and engraving expenses ......................     20,000
Accounting fees and expenses..........................     50,000
Legal fees and expenses (other than Blue Sky fees
  and expenses).......................................    150,000
Miscellaneous.........................................     19,000
  Total...............................................   $261,120

Item 15.  Indemnification of Directors and Officers.

     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees, and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take action unless (1) the director has breached or failed to perform the duties of his office and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

     The Bylaws of the Corporation provide for (1) indemnification of directors, officers, employees, and agents of the Corporation and its subsidiaries and (2) the elimination of a director's liability for monetary damages to the fullest extent permitted by Pennsylvania law.

     Directors and officers are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by the Corporation.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibit
  No.
  <PAGE 94>
  1.      Underwriting Agreement*

  4.1     Indenture of Main Street Bancorp, Inc. relating to the
          Junior Subordinated Debentures*

  4.2     Form of Certificate of Junior Subordinated Debentures*

  4.3     Certificate of Trust of MBNK Capital Trust I*

  4.4     Declaration of Trust of MBNK Capital Trust I*

  4.5     Amended and Restated Trust Agreement for MBNK Capital
          Trust I*

  4.6     Form of Preferred Security Certificate for MBNK Capital
          Trust I*

  4.7     Form of Guarantee Agreement of Main Street Bancorp,
          Inc. relating to the Trust Securities*

  5.1     Opinion and consent of Stevens & Lee, P.C. to Main
          Street Bancorp, Inc. as to legality of the Junior
          Subordinated Debentures and the Guarantee to be issued by Main Street Bancorp, Inc.*

  5.2 Opinion of Richards, Layton & Finger, special Delaware counsel, as to legality of the Preferred Securities to be issued by MBNK Capital Trust I*

  8 Opinion of Stevens & Lee, P.C., special tax counsel, as to certain federal income tax matters*

 12.1     Computation of ratio of earnings to fixed charges
          (excluding interest on deposits)*

 12.2     Computation of ratio of earnings to fixed charges
          (including interest on deposits)*

 23.1     Consent of Beard & Company, Inc.

 23.2     Consent of Stevens & Lee, P.C. (included in Exhibit
          5.1)*

 23.3     Consent of Richards, Layton & Finger (included in
          Exhibit 5.2)*

 24 Power of Attorney of certain officers and directors of Main Street Bancorp, Inc. (included in signature page hereto)

 25.1 Form T-1 Statement of Eligibility of Bank of New York to act as trustee under the Amended and Restated
          Declaration of Trust of MBNK Capital Trust I*
  <PAGE 95>
 25.2 Form T-1 Statement of Eligibility of Bank of New York to act as trustee under the Indenture*

 25.3 Form T-1 Statement of Eligibility of Bank of New York to act as trustee under the Guarantee for the benefit of the holders of Preferred Securities of MBNK Capital
          Trust I*

 27.1     Financial Data Schedule
________

*To be filed by amendment.

Item 17.  Undertakings.

          Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each undersigned registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each undersigned registrant of expenses incurred or paid by a director, officer of controlling person of each registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Each of the undersigned registrants hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus
<PAGE 96> filed by the registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
  <PAGE 97>
                           SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Main Street Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reading, in the Commonwealth of Pennsylvania, on the day of September 10, 1999.

                              MAIN STREET BANCORP, INC.

                              By:/s/Nelson R. Oswald
                                   Nelson R. Oswald
                                   Chairman, President and Chief
                                   Executive Officer

                              MBNK CAPITAL TRUST I

                              By:/s/Donna L. Rickert
                                   Donna L. Rickert
                                     as Administrator

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 10, 1999.

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nelson R. Oswald, Robert D. McHugh, Jr., Donna L. Rickert and Jeffrey P. Waldron, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could to in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE                          TITLE                DATE

/s/Nelson R. Oswald          Chairman,         September 10, 1999
Nelson R. Oswald             President and
                             Chief Executive
                             Officer
     <PAGE 98>
/s/Robert D. McHugh, Jr      Executive Vice    September 10, 1999
Robert D. McHugh, Jr.        President and
                             Treasurer (Chief
                             Financial Officer)

/s/Donna L. Rickert          Senior Vice       September 10, 1999
Donna L. Rickert             President and
                             Controller
                             (Principal
                             Accounting
                             Officer)

/s/Richard D. Biever         Director          September 10, 1999
Richard D. Biever

/s/Edward J. Edwards         Director          September 10, 1999
Edward J. Edwards

/s/Albert L. Evans           Director          September 10, 1999
Albert L. Evans

/s/Richard T. Fenstermacher  Director          September 10, 1999
Richard T. Fenstermacher

/s/Ivan H. Gordon            Director          September 10, 1999
Ivan H. Gordon

/s/Frederick A. Gosch        Director          September 10, 1999
Frederick A. Gosch

/s/Jeffrey W. Hayes          Director          September 10, 1999
Jeffrey W. Hayes

/s/Allen E. Kiefer           Director          September 10, 1999
Allen E. Kiefer

/s/Alfred B. Mast            Director          September 10, 1999
Alfred B. Mast

/s/Wesley R. Pace            Director          September 10, 1999
Wesley R. Pace

/s/Joseph P. Schlitzer       Director          September 10, 1999
Joseph P. Schlitzer

/s/Floyd S. Weber            Director          September 10, 1999
Floyd S. Weber

  <PAGE 99>
          Until _____________, 1999, all dealers effecting transactions in the preferred securities, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  <PAGE 100>